As confidentially submitted to the Securities and Exchange Commission on April 8, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

Form F-1
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_______________________________

Magic Empire Global Limited

(Exact name of Registrant as specified in its charter)

_______________________________

Not Applicable

(Translation of Registrant’s name into English)

_______________________________

British Virgin Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3/F, 8 Wyndham Street

Central, Hong Kong

(852) 3577 8770

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_______________________________

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111 Fax: +852-3923-1100	William S. Rosenstadt, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 Telephone: +1 212-588-0022

_______________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary Shares, par value $0.0001 per share(2)	5,750,000	$5.00	$28,750,000	$3,136.63
Ordinary Shares, par value $0.0001 per share(3)	2,395,500	$5.00	$11,977,500	$1,306.47
Representative’s warrants(4)(5)	—	—	—	—
Ordinary Shares underlying Representative’s warrants(6)	575,000	$7.50	$4,312,500	$470.82
Total	8,720,500	—	$45,040,000	$4,913.92

____________

(1)      Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)      Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

(3)      This Registration Statement also covers the resale under a separate resale prospectus (the “Resale Prospectus”) by selling shareholders of the Registrant of up to 2,395,500 Ordinary Shares previously issued to the selling shareholders as named in the Resale Prospectus. Estimated solely for purposes of calculating the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended.

(4)      We have agreed to issue, on the closing date of this offering, warrants, or the representative’s warrants (“Warrants”), to the representative of the underwriters, Network 1 Financial Securities, Inc., in an amount equal to 10% of the aggregate number of Ordinary Shares sold by us in this offering. The exercise price of the representative’s warrants is equal to 150% of the price of our Ordinary Shares offered hereby. The representative’s warrants will expire on the fifth anniversary of the commencement of sales of this offering.

(5)      No fee is required pursuant to Rule 457(g) under the Securities Act. Resales of the underwriter warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act are registered hereby.

(6)      Resales of Ordinary Shares issuable upon exercise of the underwriter warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act are also registered hereby.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

•        Public Offering Prospectus.    A prospectus to be used for the public offering of 5,000,000 shares of Ordinary Shares of the Registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

•        Resale Prospectus.    A prospectus to be used for the resale by the selling shareholders set forth therein of 2,395,500 shares of Ordinary Shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different outside and inside front covers and back covers;

•        they contain different Offering sections in the Prospectus Summary section beginning on page 1;

•        they contain different Use of Proceeds sections on page 41;

•        a Selling Shareholders section is included in the Resale Prospectus;

•        the Underwriting section from the Public Offering Prospectus on page 106 is deleted from the Resale Prospectus and a Selling Shareholder Plan of Distribution is inserted in its place; and

•        the Legal Matters section in the Resale Prospectus on page 112 deletes the reference to counsel for the underwriter.

The Registrant has included in this Registration Statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling shareholders.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, DATED , 2022

Ordinary Shares

Magic Empire Global Limited

This is the initial public offering of the Ordinary Shares of Magic Empire Global Limited (“ME”). We are offering 5,000,000 Ordinary Shares of ME, representing 25% of the Ordinary Shares following completion of the offering of ME. Following the offering, 25% of the Ordinary Shares will be held by public shareholders, assuming the underwriters do not exercise the over-allotment option.

Prior to this offering, there has been no public market for our Ordinary Shares. The offering price of our Ordinary Shares in this offering is expected to be between $4.00 and $5.00 per share. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MEGL”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

ME is not a Chinese operating company, but an offshore holding company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operation, we conduct our operations in Hong Kong through our operating subsidiary, GCL. This is an offering of the Ordinary Shares of ME, the holding company in BVI, instead of shares of our operating entity in Hong Kong, GCL. You may never directly hold any equity interest in our operating entity, GCL. References to the “Company,” “Group,” “we,” “us”, “our” and “ME” in the prospectus are to Magic Empire Global Limited, the BVI entity that will issue the Ordinary Shares being offered. References to “GCL” are to the Hong Kong entity operating the business. Although GCL is indirectly held by ME, and we currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in China, this structure involves unique risks to investors. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure.

We will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering. Nonetheless, following the consummation of this offering, our directors, officers and principal shareholders will hold in aggregate approximately 63.02% or more of our Ordinary Shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company.

Because our operations are primarily located in Hong Kong and a few of our clients are PRC corporates, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity review and regulatory review of oversea listing of our Ordinary Shares through an offshore holding company. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

•        may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on GCL’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, GCL is not required to obtain any permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) GFHL and GCL were established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Our Ordinary Shares may be prohibited from being trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Friedman LLP, headquartered in Manhattan, New York, is registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in June 2018. In addition, our auditors did not appear as part of the PCAOB’s report of determination under the lists in its appendix A or appendix B. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

During the years ended December 31, 2021 and 2020 and up to the date of this prospectus, the transfer of cash among ME and its subsidiaries were in the form of dividends. ME declared and paid dividends of HK$4,000,000 and HK$3,750,000 to its shareholders in February 2022 and during the year ended December 31, 2020, respectively, which were originated by payment of dividends from GCL. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying a dividend in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our GCL by way of dividend payments. ME is a BVI company, and GFHL and GCL are all Hong Kong companies. There are no restrictions on foreign exchange and there are no limitations on the abilities of ME to transfer cash to or from GFHL and GCL or to investors under Hong Kong Law. See “Dividend Policy”, “Transfers of Cash To and From Our Subsidiaries”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 14 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)         We have agreed to issue, on the closing date of this offering, warrants, or the representative’s warrants, to the representative of the underwriters, Network 1 Financial Securities, Inc., in an amount equal to 10.0% of the aggregate number of Ordinary Shares sold by us in this offering. Such warrants shall have an exercise price equal to 150% of the offering price of the Ordinary Shares sold in this offering. For a description of other terms of the representative’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 106.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately [$    ], exclusive of the above discounts and commissions. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $ [*] based on an assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and commissions and expenses, will be $[*].

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about [*], 2022.

Network 1 Financial Securities, Inc.

The date of this prospectus is            , 2022.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

ME is incorporated under the laws of the BVI as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including            , 2022 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company,” “Group,” “we,” “us”, “our” and “ME” in the prospectus are to Magic Empire Global Limited, the BVI entity that will issue the Ordinary Shares being offered. References to “GFHL” refer to Giraffe Financial Holdings Limited. References to “GCL” are to Giraffe Capital Limited, the Hong Kong entity operating the business.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “HKD” or “HK$” refers to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

“CFA Code” refers to the CFA Institute Code of ethics and Standards of Professional Conduct.

“Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong.

“Stock Exchange” refers to the Stock Exchange of Hong Kong Limited. “Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time. “GEM Listing Rules” refers to the Rules Governing the Listing of Securities on GEM, as amended, supplemented or otherwise modified from time to time.

“Ordinary Shares” refers our ordinary shares, par value $0.0001 per share.

“SFC” refers to Securities and Futures Commission of Hong Kong.

“Sponsor Guidelines” refers to the Additional Fit and Proper Guidelines for Corporations and Authorized Financial Institutions Applying or Continuing to Act as Sponsors and Compliance Advisers published by the SFC.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of the representative’s warrants.

ME is a holding company with operations conducted in Hong Kong through its operating subsidiary in Hong Kong, GCL, using Hong Kong dollars. GCL’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of US$1 = HK$7.7996 on December 30, 2021, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

ME’s fiscal year ends on December 31.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Our service offerings mainly comprise the following:

IPO sponsorship services:    We act as sponsors to companies pursuing listing on the Main Board (the “Main Board”) of the Stock Exchange and GEM (formerly known as Growth Enterprise Market) of the Stock Exchange, advising and guiding them throughout the listing process in return for sponsor’s fee.

Financial advisory and independent financial advisory services:    We act as (i) financial advisers (a) to our clients advising them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies such as the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (b) to clients pursuing listing on other stock exchange; and (ii) independent financial advisers giving opinions or recommendations to the independent board committee and independent shareholders of listed companies, in return for advisory fee.

Compliance advisory services:    We act as compliance advisers to listed companies on the Main Board and GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

Underwriting services:    We provide underwriting services by acting as global coordinator, bookrunner, lead manager or underwriter for listing applicants in IPOs or other fundraising activities, in return for underwriting commission.

We are an active financial service providers in Hong Kong with a proven track record. Since our establishment in 2016, we completed 8 IPO projects which we acted as the sole sponsor to the listing applicants. For the years ended December 31, 2021 and 2020, we had been engaged in 6 IPO sponsorship projects, 31 financial advisory and independent financial advisory projects, 24 compliance advisory projects and 3 underwriting projects, respectively.

We have a diversified client base and our clients engage in a diverse spectrum of industry sectors including online advertising, property development, property management services, supply chain management, manufacturing, chemicals, logistics, education, natural resources and travel.

Our Industry

Hong Kong is one of the top global equity markets by market capitalization. As an international financial hub and gateway to China, the equity market in Hong Kong has experienced remarkable growth over the years. As of December 31, 2021, the equity market in Hong Kong was ranked the seventh largest stock market in the world, and the fourth largest stock market in Asia, in terms of market capitalization, with a total market capitalization of approximately US$5,434.2 billion. The following table sets out the market capitalization and ranking of the global top 15 stock exchanges as of December 31, 2021.

Stock exchanges	Ranking Worldwide	Ranking in Asia	Market Capitalization(7) US$ billion
US (NYSE)	1		27,686.9
US (Nasdaq)	2		24,557.1
China (Shanghai)	3	1	8,154.7
Europe (NYSE Euronext)(1)	4		7,333.7
Japan (Japan Exchange Group)(2)	5	2	6,544.3
China (Shenzhen)	6	3	6,219.8
China (Hong Kong)(3)	7	4	5,434.2
UK (London Stock Exchange Group)(4)	8		3,799.5
India	9	5	3,548.0
Canada (Toronto)(5)	10		3,264.1
Saudi Arabia (Tadawul)	11		2,671.3
Northern Europe (NASDAQ Nordic Exchange)(6)	12		2,557.4
Germany (Deutsche Börse)	13		2,503.0
Switzerland	14		2,327.7
Korea	15	6	2,218.7

____________

Notes:

(1)      Comprises Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris

(2)      Comprises Tokyo Stock Exchange and Osaka Securities Exchange

(3)      Includes GEM

(4)      Comprises London Stock Exchange and Borsa Italiana

(5)      Includes TSX Venture

(6)      Comprises Copenhagen, Helsinki, Iceland, Stockholm, Tallinn, Riga and Vilnius Stock Exchanges

(7)      Ranking is based on market capitalization. Market capitalization excludes investment funds. All World Federation of Exchanges (WFE) member stock exchanges, not solely the main exchange for each country, are included in the ranking. Ranking excludes Bombay Stock Exchange to avoid double counting with National Stock Exchange of India.

Source: SFC website — Market & industry statistics — Table A — Market capitalization of the world’s top stock exchanges (As of December 31, 2021)

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        We are an active financial service provider with a proven track record;

•        We have a strong client base;

•        We provide comprehensive corporate finance advisory services to our clients; and

•        We have experienced and competent and processional staff.

Our Strategy

We intend to pursue the following strategies to further expand our business:

•        Furthering strengthening our corporate finance advisory business in Hong Kong

•        Expanding our market presence in other international capital markets, in particular the US;

•        Developing our asset management business; and

•        Enhancing our brand.

Corporate History and Structure

In May, 2016, ME was incorporated under the laws of the BVI, as the ultimate holding company of our Group.

In June, 2016, GFHL was incorporated under the laws of Hong Kong, as an intermediate holding company.

In June, 2016, GCL was incorporated under the laws of Hong Kong to provide corporate finance services.

GCL was licensed to undertake Type 6 (Advising on corporate finance) regulated activity and act as sponsor by the SFC in February 2017 and Type 1 (dealing in securities) regulated activity in April 2018.

We are offering 5,000,000 Ordinary Shares, representing 25% of the Ordinary Share following completion of the offering of ME, assuming the underwriters do not exercise the over-allotment option. The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon completion of this offering:

As of the date of this prospectus, our directors, officers and principal shareholders hold in aggregate 84.03% or more of the Ordinary Shares. After this offering, our directors, officers and principal shareholders will hold in aggregate 63.02% or more of the Ordinary Shares. Although we will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering, the abovementioned shareholders, if they act together, will be able to control the management and affairs of our Company.

Transfers of Cash To and From Our Subsidiaries

During the years ended December 31, 2021 and 2020 and up to the date of this prospectus, the only transfer of assets among ME and its subsidiaries consisted of cash. ME declared and paid dividends of HK$4,000,000 and HK$3,750,000, to its shareholders in February 2022 and during the year ended December 31, 2020, respectively, which were originated by payment of dividends from GCL, the principal operating subsidiary.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary GCL by way of dividend payments.

ME is permitted under the laws of BVI to provide funding to our subsidiaries in Hong Kong (GFHL and GCL) through loans or capital contributions without restrictions on the amount of the funds. GFHL and GCL are permitted under the laws of Hong Kong to provide funding to ME through dividend distribution without restrictions on the amount of the funds.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

ME is a BVI company, and GFHL and GCL are all Hong Kong companies. There are no restrictions on foreign exchange and there are no limitations on the abilities of ME to transfer cash to or from GFHL and GCL or to investors under Hong Kong Law. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between ME and its subsidiaries (GFHL and GCL), across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries (GFHL and GCL), to ME and U.S. investors and amounts owed. Since the only transfer of cash among ME and GFHL and GCL were in the form of dividends and there are no limitations on the abilities of ME to transfer cash to or from GFHL and GCL or to investors under Hong Kong Law, ME has not established cash management policies that dictate how funds are transferred.

See “Dividend Policy”, “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors”. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Related to Our Business and Industry” beginning on page 14 of this prospectus)

•        Our business performance is highly influenced by the conditions of capital market in Hong Kong. See page 14 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate. See page 14 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short. See page 14 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors. See page 15 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        We rely on a limited number of key customers for our business. See page 15 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        We are affected by the rules and regulations governing listed companies on the Stock Exchange. See page 15 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        The revenue from our corporate finance advisory business and underwriting business is non-recurring in nature and our profitability is highly unpredictable. See page 16 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates for IPO sponsorship, financial advisory and underwriting services are not achieved as stipulated or if client withdraws from or terminates the transaction. See page 16 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        We rely on our key management and professional staff, the loss of whom may affect our operations. See page 17 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        Our financial result for the year ending December 31, 2022 is expected to be adversely affected by the non-recurring listing expenses. See page 18 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•        A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition. See page 20 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

Risks Related to Our Corporate Structure (for a more detailed discussion, see “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 21 of this prospectus)

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See page 21 of “Risk Factors — Risks Related to Our Corporate Structure” for further details.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share. See page 21 of “Risk Factors — Risks Related to Our Corporate Structure” for further details.

Risks Relating to Doing Business in Jurisdictions We Operate (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in Jurisdictions We Operate” beginning on page 22 of this prospectus)

•        All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See page 22 of “Risk Factors — Risks Relating to Doing Business in Jurisdictions We Operate” for further details.

•        If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See page 23 of “Risk Factors — Risks Relating to Doing Business in Jurisdictions We Operate” for further details.

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted. See page 24 and page 25 of “Risk Factors — Risks Relating to Doing Business in Jurisdictions We Operate” for further details.

•        The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation. See page 25 and page 26 of “Risk Factors — Risks Relating to Doing Business in Jurisdictions We Operate” for further details.

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business. See page 27 of “Risk Factors — Risks Relating to Doing Business in Jurisdictions We Operate” for further details.

Risks Related to our Ordinary Shares (for a more detailed discussion, see “Risk Factors — Risks Related to our Ordinary Shares” beginning on page 29 of this prospectus)

•        There has been no public market for our Shares prior to this offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all. See page 29 of “Risk Factors — Risks Related to our Ordinary Shares” for further details.

•        If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline. See page 29 of “Risk Factors — Risks Related to our Ordinary Shares” for further details.

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares. See page 31 of “Risk Factors — Risks Related to our Ordinary Shares” for further details.

•        We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company. See page 33 of “Risk Factors — Risks Related to our Ordinary Shares” for further details.

•        Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the prospectus based on BVI or Hong Kong laws. See page 31 of “Risk Factors — Risks Related to our Ordinary Shares” for further details.

•        As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards. See page 34 of “Risk Factors — Risks Related to our Ordinary Shares” for further details.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See page 35 of “Risk Factors — Risks Related to our Ordinary Shares” for further details.

Recent Regulatory Development in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”), which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that GCL is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) GCL is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) GCL operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, GCL has collected and stored personal information of less than 100 PRC individual clients, far less than one million users; and (vi) as of the date of this prospectus, GCL has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If GCL is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, GCL’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future. If CGL (i) does not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (ii) inadvertently concluded that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and CGL is required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on GCL’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges.

Permission required from Hong Kong and Chinese authorities

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, GCL is not required to obtain any permission or approval from Hong Kong authorities to operate our business. We are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) GFHL and GCL were established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

Under the licensing requirements of the SFC, GCL is required to obtain necessary licenses to carry out regulated activities in Hong Kong and responsible personnel are subject to the relevant laws and regulations and the respective rules of the SFC. GCL currently holds Type 1 license (dealing in securities) and Type 6 license (advising on corporate finance). These licenses have no expiration date and will remain valid unless they are suspended, revoked or cancelled by the SFC. We pay standard governmental annual fees to the SFC and are subject to continued regulatory obligations and requirements. See “Regulation” on page 73.

We have also been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recent PCAOB Developments

Our Ordinary Shares may be prohibited from being trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in June 2018.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Friedman LLP is headquartered in Manhattan, New York, and did not appear as part of the report and was not listed under its appendix A or appendix B.

For more detailed information, see “Risks Related to Doing Business in Jurisdictions We Operate — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Corporate Information

Our principal executive office is located at 3/F, 8 Wyndham Street, Central, Hong Kong. Our telephone number is (+852)3577 8770. Our registered office in the BVI is located at the office of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website is located at www.giraffecap.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Impact of COVID-19

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world.

This outbreak of COVID-19 has caused companies such as ours, as well as our business partners, to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2022 and beyond.

The Offering(1)

Securities being offered:	5,000,000 Ordinary Shares.
Initial public offering price:	We estimate the initial public offering price will be between $4.00 and $5.00 per Ordinary Share.
Number of Ordinary Shares outstanding before this offering:	15,000,000 Ordinary Shares.
Number of Ordinary Shares outstanding after this offering:	20,000,000 Ordinary Shares, assuming no exercise of the over-allotment option. 20,750,000 Ordinary Shares, assuming full exercise of the over-allotment option.
Over-allotment option:

We have granted the underwriter the right to purchase up to 750,000 additional Ordinary Shares from us at the public offering price less the underwriting discount within 45 days from the date of this prospectus to cover over-allotments.

Representative’s warrants:

We have agreed to issue, on the closing date of this offering, warrants, or the representative’s warrants, to the representative of the underwriters, Network 1 Financial Securities, Inc., in an amount equal to 10% of the aggregate number of ordinary shares sold by us in this offering. The exercise price of the representative’s warrants is equal to 150% of the price of our ordinary shares offered hereby. The representative’s warrants are exercisable for a period of five years expiring on the fifth anniversary of the commencement of sales of this offering.

Use of proceeds:

Based upon an initial public offering price of $[    ] per Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[    ] if the underwriters do not exercise their over-allotment option, and $[    ] if the underwriters exercise their over-allotment option in full,           , after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:
• Approximately 50% for strengthening of our corporate finance advisory business in Hong Kong and expanding market presence in other international capital markets, in particular the US;
• Approximately 10% for expanding into the asset management business;
• Approximately 10% for enhancing our brand and expanding our office operation; and
• The balance to fund working capital and for other general corporate purposes.
For more information on the use of proceeds, see “Use of Proceeds” on page 41.

Lock-up:

All of our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of or otherwise dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “MEGL”. We do not intend to apply to list the representative’s warrants on any security exchange.
Risk factors:

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the representative’s warrants and is based on 15,000,000 Ordinary Shares outstanding as of the date of this prospectus.

Summary Consolidated Financial Data

The following selected consolidated statements of income for the years ended December 31, 2021 and 2020 and selected consolidated balance sheets data as of December 31, 2021 and 2020 have been derived from our consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exchange Rate Information” and our consolidated financial statements included elsewhere in this prospectus.

	Years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
REVENUE
IPO sponsorship services	10,720,000	6,775,000	868,634
Financial advisory and independent financial advisory services	1,666,900	4,927,550	631,770
Compliance advisory services	6,479,040	5,168,198	662,623
Underwriting services	1,550,840	—	—
Total revenue	20,416,780	16,870,748	2,163,027
Operating expenses
Selling, general and administrative expenses	(16,553,262)	(15,140,959)	(1,941,248)
Income from operation	3,863,518	1,729,789	221,779
Other income/(expense)
Interest income	209,293	1,219	156
Other income	753,518	—	—
Other expenses	(195,193)	(82,200)	(10,539)
Total other income/(expense), net	767,618	(80,981)	(10,383)
INCOME BEFORE INCOME TAXES	4,631,136	1,648,808	211,396
Income tax expenses	(431,511)	(70,184)	(8,998)
NET INCOME	4,199,625	1,578,624	202,398
	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Current assets	13,311,770	19,791,592	2,537,514
Non-current assets	3,028,874	5,903,474	756,894
Total assets	16,340,644	25,695,066	3,294,408
Current liabilities	12,410,405	16,535,161	2,120,001
Non-current liabilities	—	3,651,042	468,106
Total liabilities	12,410,405	20,186,203	2,588,107
Total shareholders’ equity	3,930,239	5,508,863	706,301

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business performance is highly influenced by the conditions of capital market in Hong Kong.

All our business operations were concentrated in the capital market sector in Hong Kong during the years ended December 31, 2021 and 2020 and up to the date of this prospectus. Any material deterioration in the financial and economic conditions of the capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong corporate finance market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. For instance, we may need to increase our headcounts if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the SFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the SFC expects high standards of sponsor’s conduct and we will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance. If capital ratio requirements increase and certain products or activities are subject to limitations, the range of services we offer could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, our licensed entity is under the supervision and monitoring of the SFC and the Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain its license(s). The SFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us to carry on our business or our Responsible Officers or Licensed Representatives may be banned from the industry, for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected.

Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

Our future revenues and cash flows may fluctuate significantly given that our operating history in the corporate finance services industry in Hong Kong is relatively short, rendering it difficult to predict our results of operations and prospects. We started to provide corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services in February, 2017 and we commenced to provide underwriting services to our clients in April, 2018.

We only have a limited operating history with regards to such business upon which an evaluation of our prospects can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered by any new company. Such risks include our continued market acceptance as a reliable and attentive corporate finance service provider, ability to develop our business scale, and potential competition from our competitors. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the offering, to expand operations beyond our current level.

We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

There is a significant number of existing market participants in the corporate finance services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized sponsors which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees or commission rates in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

We rely on a limited number of key customers for our business.

For the years ended December 31, 2021 and 2020, our largest customer accounted for 17.5% and 32.5% of our total revenue, respectively, mainly due to our IPO sponsorship and underwriting services which had larger contract sum. Our customers are fairly concentrated and we rely on a limited number of key customers during each period of our business. Our customer concentration risk is exacerbated due to our reliance on different customers in different periods, and the largest customer in each period for the years ended December 31, 2021 and 2020 was a different customer.

For the years ended December 31, 2021 and 2020, we were engaged in six IPO projects and successfully completed one IPO sponsorship projects on the Main Board of the Stock Exchange in the year ended December 31, 2020. We recognized revenue from both IPO sponsorship, underwriting services and compliance advisory services from this customer and this customer became our largest customer in the year ended December 31, 2020. Our concentration risk may be amplified due to the limited number of IPO sponsorship project that we may sponsor in a given year. Nevertheless, we believe that a number of factors will help mitigate any material adverse impact of such concentration on our business operations and financial condition. We offered comprehensive corporate finance services ranging from IPO sponsorship services, financial advisory and independent financial advisory services, compliance advisory services and underwriting services. We will continue to monitor and diversify our income stream to enhance our provision of financial and independent financial services. Our number of financial advisory and independent financial advisory projects increased from 10 projects for the year ended December 31, 2020 to 23 for the year ended December 31, 2021. During the year ended December 31, 2021, GCL was engaged in eight financial advisory projects for companies seeking listing in the U.S. We are also able to adjust our professional team and/or recruit additional talents to cope with the provision of such services.

Our goal is to diversify our customer base and revenue source and position ourselves as a trusted financial services provider. However, we cannot assure you that we will be successful in diversifying our customer base and reducing our customer concentration risk. Moreover, if we lose a key customer or if a customer decides to engage in a competitor, and if we are unable to secure new customers during a period of time in the future, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted.

We are affected by the rules and regulations governing listed companies on the Stock Exchange.

During the years ended December 31, 2021 and 2020 and up to the date of this prospectus, we provided corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders or investors on the Stock Exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules, the Takeovers

Code and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of sponsor in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of our corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

Our regulated operating subsidiary is subject to various regulatory capital requirements, including minimum capital requirements, established by competent authorities in their respective jurisdiction. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business and financial position. For example, our SFC licensed operating subsidiary, GCL, is required under the Securities and Future Ordinance (Cap.571) (“SFO”) of Hong Kong and Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”) of Hong Kong to maintain certain level of liquid capital. See “Regulations”.

As of the date of this prospectus, our operating subsidiary was in compliance with the respective regulatory capital requirements. However, if we fail to remain well-capitalized for regulatory purposes, SFC may take actions against us and our business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

The revenue from our corporate finance advisory business and underwriting business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our corporate finance services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our mandates were negotiated on a project-by-project basis with our clients, revenue generated from our services may fluctuate from time to time and may not recur. The number of projects undertaken by us, the total revenue derived from our businesses and the revenue generated from each client are affected by numerous factors such as market condition, the terms of each engagement, project duration, complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Further, service fees for our corporate finance advisory projects are payable by instalments according to different milestones stipulated in our mandates and underwriting commissions are payable upon successful completion of the relevant IPO or fund raising exercise. We may not receive the mandated payments in full for services provided or after we have expended substantial effort and time as scheduled or at all. Therefore, the revenue generated from each client or engagement differs and we cannot assure that our future engagement fee rates will be comparable to those accepted by our clients during the years ended December 31, 2021 and 2020.

Moreover, the demand for our corporate finance advisory and underwriting services are heavily dependent on the market conditions. Any adverse market condition or market sentiment will affect clients’ decision on the scale, timing and stock market choices in respect of their fundraising needs, which may lead to lower demand for, delay to or termination of fundraising activities and our services and in turn affect the financial performance of our financial advisory and underwriting services. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and results of operations may be materially and adversely affected.

In these circumstances, our revenue and profitability may fluctuate from year to year and our financial performance is highly unpredictable.

We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates for IPO sponsorship, financial advisory and underwriting services are not achieved as stipulated or if client withdraws from or terminates the transaction.

During the years ended December 31, 2021 and 2020 and up to the date of this prospectus, our business was heavily premised on the provision of IPO sponsorship and financial advisory services, which constituted a substantial portion of our corporate finance advisory business. The payment terms of our mandates for these services normally involve an initial retainer fee and progress payments based on milestones achieved, and not necessarily based on the time or costs we have incurred for the project. Underwriting commission is payable to us upon successful completion of an IPO or the fundraising exercise where we act as an underwriter. If a milestone is not achieved or if a transaction is terminated before completion, our clients may delay in settling our invoices which are presented to them when due, or not settle them at all. In the case of default payments, if we have already incurred significant amount of costs and expenditures for the project and the initial retainer fee or any progress payments received do not cover our total costs incurred, our results of operations may be materially and adversely affected. Failures or delays in receiving payments from our clients may adversely affect our cash flow position and our ability to meet the working capital requirement. The grant of approvals by the regulators such as the Stock Exchange and the SFC will usually affect the project timeline. Failure in obtaining the necessary approvals as stipulated or at all could result in the delay or abortion of the transactions.

Any deterioration of our IPO sponsorship services may adversely affect our other financial services business.

Revenue generated from our IPO sponsorship business contributed substantially to our total revenue. For the years ended December 31, 2021 and 2020, we recognized IPO sponsorship income of approximately HK$6,775,000 (approximately US$868,634) and HK$10,720,000, respectively, representing approximately 40.2% and 52.5% of our total revenue for the respective periods. Our provision of IPO sponsorship services helps to induce a substantial amount of underwriting business where we may act as the global coordinator, bookrunner, lead manager or underwriter for such IPOs. In addition, during the same periods, all clients of our IPO sponsorship projects engaged us as their compliance advisers. Therefore, any decline in our IPO sponsorship business may adversely affect the revenue and profitability of our business.

We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed.

We generally underwrite IPOs on a fully-underwritten basis. If the securities underwritten by us are undersubscribed and we fail to procure subscriptions to such securities, we would be bound to purchase the undersubscribed portion on our own account up to our maximum underwriting commitment, which would materially and adversely affect our liquidity. If we fail to sell the securities we have underwritten, we would incur expenditure, expose ourselves to market risk and capital available to us would be reduced, which may in turn materially and adversely affect our results of operations and financial conditions. In the event that such securities purchased by us become illiquid and/or their market value drops, our liquidity and financial position would also be adversely affected. Under the FRR, the value of the open position of any underwriting commitment or the market value of the securities purchased by us to fulfil our underwriting obligations would have an impact on our liquid capital. If our liquid capital falls below the minimum requirement under the FRR, we will be in breach of the FRR resulting in SFC suspending our licence or imposing conditions in relation to our regulated activities. Further, our underwriting commission income is directly related to the number of underwriting exercises secured and completed by us, the total fundraising size of the underwriting projects, our underwriting commitment and the expected commission rates. Such factors are susceptible to market conditions which are beyond our control.

We rely on our key management and professional staff, the loss of whom may affect our operations.

Our Group has a team of experienced and competent management who is responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources and formulating business strategies. Leveraging on their experience and network in the industry, we have been successfully expanding our client base and source of deals and transactions. However, we cannot assure you that we can retain the services of our key management and find suitable replacement if any of them terminate their engagement with us given the competition for experienced and competent personnel in the industry is intense.

Other than our senior management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

Our financial result for the year ending December 31, 2022 is expected to be adversely affected by the non-recurring listing expenses.

Our directors are of the view that the financial result of our Group for the year ending December 31, 2022 is expected to be adversely affected by the listing expenses in relation to the offering, the nature of which is non-recurring. See “Expenses related to this offering” for details. Part of the listing expenses is expected to be accounted for as a deduction from equity upon listing while part of the listing expenses has been and is expected to be recognized as expenses in our consolidated statements of income which is expected to be recognized for the year ending December 31, 2022. Accordingly, our results of operation and financial performance for the year ending December 31, 2022 may be adversely impacted, and may or may not be comparable to our financial performance in the past.

We recorded net operating cash outflow for the year ended December 31, 2020.

For the year ended December 31, 2020, we recorded net operating cash outflow of HK$3,987,218. We cannot assure you that we will not record net current liabilities or experience another period of net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Our corporate finance advisory business may be subject to professional liabilities.

We provide professional advices when providing corporate finance advisory services to our clients. Our clients relying on our professional advice may suffer loss as a result of our negligence in providing such advice and may claim compensation against us. We are therefore exposed to the risks arising from, among others, possible claims or lawsuits in respect of professional negligence and employee infidelity. Although we have adopted relevant internal control measures, there is no assurance that the measures can completely eliminate all future possible professional negligence and/or employee infidelity. Should we experience any event of professional liabilities, such as claims or lawsuits, our prospects, financial condition and reputation could be materially and adversely affected.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this registration statement, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We are subject to various risks due to violation of obligations and standards that we are subject to, illegal or improper activities committed by and misconduct of our personnel or third parties.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Our reputation may be damaged due to negative events about our business.

Our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We may be unable to successfully implement or implement in full our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our internal control system may become ineffective or inadequate.

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures to record and process data in an accurate and timely manner, identify any reporting errors, identify money-laundering and terrorist-financing activities, and ensure compliance with licensing and regulatory requirements. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial and regulatory environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may result in fines or disciplinary actions against us imposed by regulators, and may adversely affect our financial condition and results of operations.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the corporate finance markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. In addition, our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

ME is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2021 and 2020, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the Public Company Accounting Oversight Board (“PCAOB”) of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intent to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; and (ii) appointing independent Directors, establishing an audit committee and strengthening corporate governance. We intent to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our

Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Related to Doing Business in Jurisdictions We Operate

All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

ME is a holding company and we conduct our operation through our operating subsidiary GCL in Hong Kong. Our operations are primarily located in Hong Kong and a few of our clients are PRC corporates. As at the date of this prospectus, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”), which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that GCL is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) GCL is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) GCL operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, GCL has collected and stored personal information of less than 100 PRC individual clients, far less than one million users; and (vi) as of the date of this prospectus, GCL has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If GCL is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, GCL’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future.

We have been advised by Loeb & Loeb LLP that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, GCL is not required to obtain any permission or approval from Hong Kong authorities to operate our business. We are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) GFHL and GCL were established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

We have also been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Friedman LLP is headquartered in Manhattan, New York, and did not appear as part of the report under the lists in its appendix A or appendix B.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE on January 5, 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”) and the Foreign Exchange Administration Regulations of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and last amended on August 1, 2008 (which became effective on August 5, 2008). Under the Individual Foreign Exchange Rules and the Foreign Exchange Administration Regulations, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our Ordinary Shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the China, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

Section 132 of SFO requires prior approval from the SFC for any company or individual to become a substantial shareholder of a SFC licensed company in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in or is entitled to control the exercise of the voting power of more than 10% of the total number of issued shares of the licensed company, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. This regulatory requirement may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of our shares upon the consummation of a future proposed business combination.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and other markets where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Tariffs could increase the cost of the goods and products which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients. and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, based on recent political development, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. The Hong Kong’s preferential trade status was removed by the United States government and the United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Related to our Ordinary Shares

There has been no public market for our Shares prior to this offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Shares. We plan to apply for the listing of our Shares on the Nasdaq Capital Market. An active public market for our Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following this offering. If the market price of our Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our share price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our Share is expected to initially trade under $5.00 per share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our share.

Our share is expected to initially trade below $5.00 per share. As a result, our share would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Share could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our shares, and may negatively affect the ability of holders of shares of our shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the Rule 144.

Our pre-IPO shareholders, may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the ordinary shares to be sold pursuant to Rule 144 during the pendency of this offering.

Resales of our Ordinary Shares in the public market during this Offering by the Selling Shareholders or investors in this Offering may cause the market price of our Ordinary Shares to decline.

Sales of Resale Shares, as well as the issuance of Ordinary Shares in this Offering could result in resales of our Ordinary Shares by our current shareholders concerned about the potential dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our Ordinary Shares.

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Ordinary Share. As a result, investors purchasing Ordinary Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers and principal shareholders hold in aggregate 84.03% or more of our shares. After this offering, our directors, officers and principal shareholders will hold in aggregate 63.02% or more of our shares. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our corporate finance business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the prospectus based on BVI or Hong Kong laws.

We are incorporated under the laws of the BVI and all of our directors and officers reside outside of the United States in Hong Kong. Moreover, all of these persons do not have significant assets in the U.S. As a result, it may be difficult or impossible to effect service of process within the U.S. upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

The U.S. and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (1) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) entertain original actions brought against us or other persons predicated upon the Securities Act.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforcement of Liabilities.”

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our directors and officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”) and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under BVI law.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the U.S., and the BVI law and regulations regarding corporate governance matters may not be as protective of minority shareholders as state corporation laws in the U.S. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the U.S.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) acts that constitute fraud on the minority where the wrongdoers control the company.

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

Other than as set forth in the BVI Act, shareholders of BVI companies like us have no general rights under BVI law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, other than as set forth in the BVI Act. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year.

Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards. Currently, we plan to rely on some home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        timing of the development of future business;

•        capabilities of our business operations;

•        expected future economic performance;

•        competition in our market;

•        continued market acceptance of our services and products;

•        protection of our intellectual property rights;

•        changes in the laws that affect our operations;

•        inflation and fluctuations in foreign currency exchange rates;

•        our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        continued development of a public trading market for our securities;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•        managing our growth effectively;

•        projections of revenue, earnings, capital structure and other financial items;

•        fluctuations in operating results;

•        dependence on our senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Industry Background

Hong Kong is one of the top global equity markets by market capitalization. As an international financial hub and gateway to China, the equity market in Hong Kong has experienced remarkable growth over the years. As of December 31, 2021, the equity market in Hong Kong ranked the seventh largest stock market in the world, and the fourth largest stock market in Asia, in terms of market capitalization, with a total market capitalization of approximately US$5,434.2 billion. The following table sets out the market capitalization and ranking of the global top 15 stock exchanges as of December 31, 2021.

Stock exchanges	Ranking Worldwide	Ranking in Asia	Market Capitalization(7) US$ billion
US (NYSE)	1		27,686.9
US (Nasdaq)	2		24,557.1
China (Shanghai)	3	1	8,154.7
Europe (NYSE Euronext)(1)	4		7,333.7
Japan (Japan Exchange Group)(2)	5	2	6,544.3
China (Shenzhen)	6	3	6,219.8
China (Hong Kong)(3)	7	4	5,434.2
UK (London Stock Exchange Group)(4)	8		3,799.5
India	9	5	3,548.0
Canada (Toronto)(5)	10		3,264.1
Saudi Arabia (Tadawul)	11		2,671.3
Northern Europe (NASDAQ Nordic Exchange)(6)	12		2,557.4
Germany (Deutsche Börse)	13		2,503.0
Switzerland	14		2,327.7
Korea	15	6	2,218.7

____________

Notes:

(1)      Comprises Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris

(2)      Comprises Tokyo Stock Exchange and Osaka Securities Exchange

(3)      Includes GEM

(4)      Comprises London Stock Exchange and Borsa Italiana

(5)      Includes TSX Venture

(6)      Comprises Copenhagen, Helsinki, Iceland, Stockholm, Tallinn, Riga and Vilnius Stock Exchanges

(7)      Ranking is based on market capitalization. Market capitalization excludes investment funds. All World Federation of Exchanges (WFE) member stock exchanges, not solely the main exchange for each country, are included in the ranking. Ranking excludes Bombay Stock Exchange to avoid double counting with National Stock Exchange of India.

Source: SFC website — Market & industry statistics — Table A — Market capitalization of the world’s top stock exchanges (As of December 31, 2021)

Major drivers propelling the development of capital market in Hong Kong

Well-established financial and legal systems with comprehensive regulatory regime.

Hong Kong has a well-established and transparent legal system. As the only common law jurisdiction in the PRC, Hong Kong has established its reputation for sophisticated capital market’s regulatory system, which is widely accepted in the world. A legal regime is established for comprehensive supervision of the securities industry, while the functioning of the Hong Kong capital market is regulated by the rules and regulations of the Stock Exchange. The SFC and the Stock Exchange ensures regular and normative operation of the Hong Kong capital market.

Free-flow capital market

Hong Kong capital market has a high level of openness to and freedom of capital flow. There is no limit on foreign investments imposed in the Hong Kong stock market. Local investors can freely participate in investment in free capital markets overseas. There is also no foreign exchange control. Such free flow of capital and barrier-free investment attracted overseas institutions and made significant contribution to the development of the Hong Kong capital market. This also allows the development of diversified financial instruments and mergers and acquisitions and financing activities to be conducted conveniently.

Expanding overseas wealth and investment globalization of PRC investors

Expanding overseas sources of wealth bolsters offshore financial assets and leads to an increasing influx into offshore stock markets including Hong Kong. In addition, as an international financial hub and offshore Renminbi center backed by mature financial and transparent legal systems, the Hong Kong capital market will continue to be benefited by the influx of capitals from the PRC. The introduction of Shanghai-Hong Kong Stock Connect program and the Shenzhen-Hong Kong Stock Connect program strengthen the Hong Kong capital market’s role as a bridge between PRC and overseas markets.

Continuous development and openness of the PRC macro-economy

According to the “HKEx monthly market highlights” published by the Stock Exchange for December 2021, the number of Mainland enterprises (including H-shares, red chips stocks and Mainland private enterprises) accounted for approximately 53.2% of total number of listed companies on the Stock Exchange, and the total market capitalization of Mainland enterprises represented approximately 78.9% of the total market capitalization as of December 31, 2021. The stable growth of the PRC macro-economy together with the investment globalization of the PRC investors are expected to continue to foster the sustainable development of Hong Kong as an attractive investment platform for capital from the PRC.

Analysis of the corporate finance activities in Hong Kong

IPO

Hong Kong is one of the leading IPO markets in the world. In 2021, there were 96 IPOs launched in Hong Kong, raising approximately HK$328.9 billion, earning the Stock Exchange a fourth place among global stock exchanges. In terms of funds raised through IPOs, Hong Kong has been among the world’s top five IPO markets in the past 10 years. Set out below was the number of IPOs and equity funds raised via IPO in the Stock Exchange from 2012 to 2021.

Number of IPOs and equity funds raised via IPO in the HK Stock Exchange
600
500
400
300
200
100
0
62
102
115
124
120
161
208
163
146
96
90.0
169.0
232.5
263.1
195.3
128.5
288.0
314.2
400.1
328.9
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Initial public offering (HK$B)
Number of new listed companies

Source: Stock Exchange

The increase in the number of newly listed companies on the Stock Exchange, in particular small and medium enterprises (“SME”) has created considerable opportunities for our sponsor, underwriting and compliance advisory service business.

Listed companies in Hong Kong

The number of listed companies increased steadily over the past 10 years driven by the active IPO and primary fund-raising activities in the Stock Exchange. Set out below are the number of listed companies in the Stock Exchange from 2012 to 2021.

Number of listed companies in the HK Stock Exchange
3,000
2,500
2,000
1,500
1,000
500
0
1,547
1,643
1,752
1,866
1,973
2,118
2,315
2,449
2,538
2,572
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: Stock Exchange

Listed companies may engage a financial adviser or an independent financial adviser to provide financial advisory services. We provide financial advisory services to listed companies in Hong Kong. The increase in the number of listed companies in the Stock Exchange, in particular SME, has created considerable opportunities for our financial advisory and independent financial advisory service business.

Entry barriers to the corporate financial advisory service industry in Hong Kong

Regulatory requirements

Under the legal framework in Hong Kong, corporate financial advisory service providers are required to fulfill the licensing requirements imposed by the SFC and the cost for new entrants to comply with and fulfil licensing conditions and ongoing regulatory requirements is high. All corporations and individual acting as financial intermediaries must be authorized by the SFC through the licensing system that it operates. Through licensing, the SFC regulates the financial intermediaries of licensed corporations and individuals that are carrying out the regulated activities, including dealing in securities and advising on corporate finance.

Requirement to comply with the FRR

All licensed corporations are required to comply with the capital requirements as stipulated in the FRR in order to become and remain licensed by the SFC. Licensed corporations are required to have sufficient liquid assets to meet ongoing liabilities as they fall due and to periodically report their financial positions to the SFC. New entrants and existing licensed corporations may face challenges from meeting the requirements regulated by the FRR.

Fierce competition

Various licensed corporations, including international large-scale investment banks, PRC-funded securities groups, and local securities companies, are competing intensively for larger market share. New entrants need to compete with leading players or other established players in the industry who usually have years of experience, pool of talents, sound reputation, large client base and network accumulation in the market, with mature business models and operational processes.

Human capital constraint

The corporate financial service industry is labor-intensive and the requirement to employ skilled professionals as Licensed Representatives and Responsible Officers are critical for the provision of quality services. It may be costly for new entrants to comply with and fulfil licensing conditions by attracting or retaining such skilled professionals.

USE OF PROCEEDS

Based upon an initial public offering price of $[*] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[*] if the underwriters do not exercise their over-allotment option, and $[*] if the underwriters exercise their over-allotment option in full, [      ], after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $[*], assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $[*], assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our Ordinary Shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

•        Approximately 50% for strengthening of our corporate finance advisory business in Hong Kong and expanding market presence in other international capital markets in particular the US;

We intend to (i) strengthen our corporate finance advisory business by recruiting additional experienced professional staff including responsible officers and licensed representatives to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to provide our services; (ii) enhance the remuneration package of our existing corporate finance to retain talents and professionals for our corporate finance advisory business in Hong Kong.

We plan to collaborate with suitable investment banks or other licensed financial institutions in the US and/or establish our offices and recruit suitable talents in the US to better serve our clients.

•        Approximately 10% for expanding into the asset management business;

We believe there are immense synergies between corporate finance advisory services and asset management services. We plan to set up our asset management arm and apply to the SFC for licenses to carry on Type 9 (asset management) regulated activity by recruiting professionals with relevant experiences and networks in the industry.

•        Approximately 10% for enhancing our brand and expanding our office operation; and

We plan to further enhance our brand image and position in the industry by enhancing marketing and public relationship activities such as hosting seminars, trainings, workshops and symposiums among industry players and potential clients, in Hong Kong, China and the US.

•        The balance to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the year ended December 31, 2020 and in February 2022, we declared and paid dividend of HK$3,750,000 and HK$4,000,000, respectively in relation to our retained profit.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under BVI law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Hong Kong subsidiary GCL.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021 on:

•        an actual basis, giving effect to the share split at a ratio of 150,000-for-1 and the increase of the authorized shares to 300,000,000 Ordinary Shares, which was approved and effected on July 14, 2021; and

•        a pro forma as adjusted basis to give effect to the sale of 5,000,000 Ordinary Shares in this offering at the assumed initial public offering price of $4.5 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Summary Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2021
	Actual	Actual	Adjusted(1)
	HK$	US$	US$
Ordinary Shares, $0.0001 par value per share: 300,000,000 shares authorized; 15,000,000 shares issued and outstanding; 20,000,000 shares issued and outstanding pro forma	11,700	1,500	[	*]
Additional paid-in capital	—	—	[	*]
Retained earnings	5,497,163	704,801	704,801
Total stockholders’ equity	5,508,863	706,301	[	*]
Total capitalization	5,508,863	706,301	[	*]

____________

(1)      Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and commissions (underwriting discount equal to (i) 7% per Ordinary Share for investors in this offering introduced by the underwriters; and (ii) 5% per Ordinary Share for investors in this offering introduced by us), non-accountable expense allowance (1.0%) and estimated offering expenses payable by us ([$*]). We estimate that such net proceeds will be approximately [$*]. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering”.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of December 31, 2021, we had a historical net tangible book value of $[*], or US$[*] per Ordinary Share. Our net tangible book value per Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of December 31, 2021.

After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of US$[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have 20,000,000 Ordinary Shares outstanding, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2021would have been US$[*], or US$[*] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[*] per Ordinary Share to existing investors and immediate dilution of US$[*] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post- Offering(1)			Full Exercise of Over-allotment Option(2)
Assumed initial public offering price per Ordinary Share	$	[	*]	$	[	*]
Net tangible book value per Ordinary Share as of December 31, 2021	$	[	*]	$	[	*]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[	*]	$	[	*]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[	*]	$	[	*]
Dilution per ordinary share to new investors in this offering	$	[	*]	$	[	*]

____________

(1)      Assumes gross proceeds from the offering of 5,000,000 Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

(2)      Assumes gross proceeds from the offering of 5,750,000 Ordinary Shares, and assumes that the underwriters’ over-allotment option has been exercised in full.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[1.0] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2021 after this offering by approximately US$[*] per Ordinary Share, and would increase (decrease) dilution to new investors by US$[*] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after this offering would be US$[*], the increase in net tangible book value per Ordinary Share to existing shareholders would be US$[*], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be US$[*].

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of December 31, 2021, the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Ordinary Shares paid at the assumed initial public offering price of US$[*] per Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Ordinary Shares does not include Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	15,000,000	75%	$1,500	0%	$0.0
New investors	5,000,000	25%	$22,500,000	100%	$4.5
Total	20,000,000	100%	$22,501,500	100%	$1.1

EXCHANGE RATE INFORMATION

ME is a holding company with operations conducted in Hong Kong through its operating subsidiary in Hong Kong, GCL, using Hong Kong dollars. GCL’s reporting currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7996 on December 30, 2021, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

In May 2016, ME was incorporated under the laws of the BVI, as a holding company of our businesses.

In June 2016, GFHL was incorporated under the laws of Hong Kong, as an intermediate holding company.

In June 2016, GCL was incorporated under the laws of Hong Kong to engage in corporate finance business. GCL was licensed to undertake Type 6 (Advising on corporate finance) regulated activity and act as sponsor from the SFC in February 2017 and Type 1 (dealing in securities) regulated activity in April 2018.

The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon completion of this offering:

Name	Background	Ownership
GFHL	- A Hong Kong company - Incorporated in June 24, 2016 - An intermediate holding company - Issued Share Capital of HK$10,000	100% owned by ME
GCL

- A Hong Kong company
- Incorporated in June 28, 2016
- Issued Share Capital of HK$10,000,000
- licensed to undertake Type 1 (dealing in securities) and Type 6 (Advising on corporate finance) regulated activities by the SFC

100% owned by GFHL

We are offering 5,000,000 Ordinary Shares, representing 25% of the Ordinary Shares of the offering of ME, assuming no exercise of the underwriters’ over-allotment option. Upon closing of this offering, our directors, officers and principal shareholders will hold in aggregate, approximately 63.02% of our Ordinary Shares.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

Increase in authorized shares and share split

ME was established under the laws of BVI on May 10, 2016. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0.

On July 14, 2021, the shareholders of the Company resolved and approved an increase in authorized shares and share split at a ratio of 150,000-for-1 to create an additional 300,000,000 of the authorized Ordinary Shares with a par value of US$0.0001 (the “Increase in Share Capital”) as part of the Company’s recapitalization prior to the listing. Following the Increase in Share Capital, on July 15, 2021, the Company newly issued 15,000,000 ordinary shares with a par value of US$0.0001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 100 of the outstanding shares with a par value of US$1.0 issued as well as cancelled 50,000 of the authorized shares with a par value of US$1.0.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this prospectus and the consolidated financial statements have been retroactively restated to reflect the share split.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Our service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services.

We are an active financial service provider in Hong Kong with a proven track record. Since our establishment in 2016, we have completed 8 IPO projects which we acted as the sole sponsor to the listing applicants. We have a diversified client base and our clients engage in a diverse spectrum of industry sectors including online advertising, property development, property management services, supply chain management, manufacturing, chemicals, logistics, education, and natural resources and travel.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital market and corporate finance industry in Hong Kong

Our business is closely related to the capital market and corporate finance industry in Hong Kong. We provide corporate finance advisory services comprising of (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services and our services are affected by the fundraising activities in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong financial and capital market is susceptible to changes in the global as well as domestic economic, social and political conditions including but not limited to interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

Our ability to manage our staff costs

Our staff costs are the largest cost we incur in our business operations and our ability to manage our staff costs affects our results of operations. Our staff costs amounted to HK$8,770,259 (US$1,124,450) and HK$10,502,205 for the years ended December 31, 2021 and 2020, respectively. Our staff costs consist primarily of salaries, bonuses and mandatory provident fund contribution. Any upward changes in the staff costs would impact our results of operations negatively.

Rules and regulations governing listed companies on the Stock Exchange

We provide corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders on the Stock Exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules, the Takeovers Code and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of sponsor in listing applications and the appointment and role of financial adviser in specific transactions, may affect the demand for and scope of our corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Competition in the financial services industry in Hong Kong

There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of the COVID-19 pandemic on our business and operations

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. Many of the quarantine and lockdown measures within China have been relaxed. Nevertheless, relaxation of restrictions on economic and social activities may lead to new cases which may result in the return of restrictions. Our clients as well as revenue generation are mainly from China (including Hong Kong). The negative impacts of the COVID-19 outbreak on our business include: (i) the uncertain economic conditions may refrain clients from engaging our services; (ii) quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients; and (iii) the operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our services.

While COVID-19 is not expected to have significant impact in our business, the prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their impact on our industry and the macroeconomic situations are still difficult to anticipate and may pose substantial uncertainties. In the event the health and economic environment does not improve nor there is no significant recovery in the regions where we serve our clients or operate, our business, results of operations and financial condition could be materially and adversely affected.

RESULTS OF OPERATIONS

	Years ended December 31,
	2020	2021	2021
	HK	$HK	$US$
REVENUE
IPO sponsorship services	10,720,000	6,775,000	868,634
Financial advisory and independent financial advisory services	1,666,900	4,927,550	631,770
Compliance advisory services	6,479,040	5,168,198	662,623
Underwriting services	1,550,840	—	—
Total revenue	20,416,780	16,870,748	2,163,027
Operating expenses
Selling, general and administrative expenses	(16,553,262)	(15,140,959)	(1,941,248)
Income from operation	3,863,518	1,729,789	221,779
Other income/(expense)
Interest income	209,293	1,219	156
Other income	753,518	—	—
Other expenses	(195,193)	(82,200)	(10,539)
Total other income/(expense), net	767,618	(80,981)	(10,383)
INCOME BEFORE INCOME TAXES	4,631,136	1,648,808	211,396
Income tax expenses	(431,511)	(70,184)	(8,998)
NET INCOME	4,199,625	1,578,624	202,398

Year ended December 31, 2021 compared with year ended December 31, 2020

Revenue

Our revenue decreased by HK$3,546,032, or 17.4%, from HK$20,416,780 for the year ended December 31, 2020 to HK$16,870,748 for the year ended December 31, 2021, primarily due to the decrease in our revenue derived from our IPO sponsorship services, and to a lesser extent, decrease in our revenue from underwriting services.

For the year ended December 31, 2020, we completed an IPO project and recorded relevant revenue derived from IPO sponsorship and underwriting services. For the year ended December 31, 2021, there was a delay in our IPO projects due to COVID-19 and volatile outlook of the Hong Kong capital market. We completed nil IPO project despite GCL was engaged in five IPO sponsorship projects during the year. During the year ended December 31, 2021, the total number of companies listed on the Stock Exchange decreased to 96, as compared to 146 during the year ended December 31, 2020.

The decrease in our revenue from IPO sponsorship and underwriting services was compensated by the increase in our revenue derived from financial advisory and independent financial advisory services, in particular our financial advisory services to companies seeking listing in the U.S. Our revenue derived from financial advisory and independent financial advisory services increased by HK$3,260,650, or 195.6%, from HK$1,666,900 for the year ended December 31, 2020 to HK$4,927,550 for the year ended December 31, 2021. The increase was mainly due to the increase in the number of financial advisory and independent advisory services we undertook during the year ended December 2020, from 10 projects for the year ended December 31, 2020 to 23 for the year ended December 31, 2021. During the year ended December 31, 2021, GCL was engaged in eight financial advisory projects for companies seeking listing in the U.S.

Our revenue from compliance advisory services decreased by HK$1,310,842, or 20.2%, from HK$6,479,040 for the year ended December 31, 2020 to HK$5,168,198 for the year ended December 31, 2021, despite the number of our compliance advisory projects increased from 14 for the year ended December 31, 2020 to 19 for the year ended December 31, 2021, as some of our compliance advisory projects only commenced in the second half of 2021 following the listing of these companies on the Stock Exchange.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the periods indicated:

	Years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Staff costs	10,502,205	8,770,259	1,124,450
Amortization of right-of-use assets	2,595,595	2,350,116	301,312
Professional fee	551,105	1,963,583	251,754
Depreciation charge	744,912	695,045	89,113
Travelling, accommodation and entertainment	736,160	370,100	47,451
Office building management fee	309,828	309,828	39,724
Insurance	341,960	71,515	9,169
Others	771,497	610,513	78,275
	16,553,262	15,140,959	1,941,248

Our selling, general and administrative expenses mainly represented staff costs, amortization of right-of-use assets of our Hong Kong office, professional fee, depreciation charge, travelling, accommodation and entertainment and other administrative expenses. Our selling, general and administrative expenses decreased by HK$1,412,303, or 8.5%, from HK$16,553,262 for the year ended December 31, 2020 to HK$15,140,959 for the year ended December 31, 2021, mainly due to decrease in staff costs.

Our staff costs mainly represented salaries, bonuses and pension contribution of our directors and employees. Our staff costs decreased by HK$1,731,946, or 16.5%, from HK$10,502,205 for the year ended December 31, 2020 to HK$8,770,259 for the year ended December 31, 2021 due to the decrease in the number of average headcount and decrease in bonuses to staff.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office. Our amortization of right-of-use assets decreased by HK$245,479, or 9.5%, from HK$2,595,595 for the year ended December 31, 2020 to HK$2,350,116 for the year ended December 31, 2021 mainly due to the decrease in monthly rental expenses upon renewal of the tenancy agreement of our Hong Kong office.

Our professional fee increased by HK$1,412,478, or 256.3%, from HK$551,105 for the year ended December 31, 2020 to HK$1,963,583 for the year ended December 31, 2021, mainly due to the audit fees in relation to our IPO.

Our depreciation charge mainly represented depreciation charge of our renovation of our Hong Kong office. Our depreciation charge remained stable at HK$695,045 and HK$744,912 and for the years ended December 31, 2021 and 2020, respectively.

Our travelling, accommodation and entertainment expenses decreased by HK$366,060, or 49.7%, from HK$736,160 for the year ended December 31, 2020 to HK$370,100 for the year ended December 31, 2021 mainly due to decrease in travelling and entertainment activities resulting from the COVID-19 and social distancing measures.

Other income/(expense), net

Our other income mainly represented interest income, government subsidy and other expenses which mainly represented interest on lease liabilities. Our net other expenses was HK$80,981 for the year ended December 31, 2021, as compared to net other income of HK$767,618 for the year ended December 31, 2020, primarily due to the government subsidiary of HK$702,000 received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the government of Hong Kong in the year ended December 31, 2020.

In 2020, GCL successfully applied for funding support from the ESS under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in two tranches: (i) the first tranche of subsidies was used for paying wages of employees from June to August 2020; and (ii) the second tranche for paying wages of employees from September to November 2020. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. As confirmed by the ESS, the post-funding audit of GCL’s application has been completed and GCL is not required to return any subsidiary or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

We are not subject to any income tax in the BVI.

Hong Kong profits tax

Our Hong Kong subsidiary subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax decreased by HK$361,327, or 83.7%, from HK$431,511 for the year ended December 31, 2020 to HK$70,184 for the year ended December 31, 2021, primarily due to decrease in profit before tax. Our effective tax rate was 4.2% and 9.3% for the years ended December 31, 2021 and 2020, respectively.

Net income

As a result of the foregoing, our net income decreased by HK$2,621,001, or 62.4% from HK$4,199,625 for the year ended December 31, 2020 to HK$1,578,624 for the year ended December 31, 2021.

LIQUIDITY AND CAPITAL RESOURCES

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Current assets
Cash	7,878,960	11,686,838	1,498,389
Accounts receivable	2,774,359	5,180,709	664,228
Deferred IPO cost	—	1,870,775	239,855
Deposits and prepayments	1,367,864	1,053,270	135,042
Tax recoverable	1,290,587	—	—
Total current assets	13,311,770	19,791,592	2,537,514

Current liabilities
Accruals and other payables	834,609	326,846	41,905
Other payables – related parties	5,903,300	10,903,300	1,397,931
Contract liabilities	3,284,218	3,250,604	416,765
Operating lease liabilities	2,388,278	1,812,018	232,322
Taxes payables	—	242,393	31,078
Total current liabilities	12,410,405	16,535,161	2,120,001

Net current assets	901,365	3,256,431	417,513

Accounts Receivable

Our accounts receivable represented receivables from clients of our corporate finance advisory services. Accounts receivable from corporate finance advisory services included service fees billed but not yet settled. We do not grant credit terms to our clients. We issue an invoice to our clients of corporate finance advisory services after a milestone specified under our mandate is achieved or upon completion of the transaction.

Our accounts receivable balance increased by HK$2,406,350, or 86.7% from HK$2,774,359 as of December 31, 2020 to HK$5,180,709 as of December 31, 2021. The increase was mainly due to delay in settlement from one of our IPO clients as the IPO project was ongoing and several billing made prior to year-end remain unsettled.

An impairment analysis is performed at the end of each of the year. During the years ended December 31, 2021 and 2020, we had not made any provision for doubtful debt in relation to our accounts receivable.

Deposits and prepayments

Our deposits and prepayments mainly represented rental deposit and prepayment of our office premises and other utility deposits. The decrease in deposits and prepayments by HK$314,594, or 23.0%, from HK$1,367,864 as of December 31, 2020 to HK$1,053,270 as of December 31, 2021 was mainly due to the decrease in monthly rental expenses upon renewal of the tenancy agreement of our Hong Kong office and hence the relevant rental deposit.

Accruals and other payables

Our accruals and other payables represented accrued staff bonus and other accrued operating expenses. Our accruals and other payables decreased by HK$507,763, or 60.8% from HK$834,609 as of December 31, 2020 to HK$326,846 as of December 31, 2021. The decrease was mainly due to the decrease in accrual for staff bonus and staff reimbursement.

Contract liabilities

Our contract liabilities represented the upfront payments received upon signing of the mandate for our clients in relation to our IPO sponsorship services, financial advisory service and independent financial advisory services and advances from clients related to our compliance advisory services. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities remained stable as at December 31, 2021 and 2020.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office and were reduced as lease payments were made.

CASH FLOWS

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Net cash (used in) provided by operating activities	(3,987,218)	678,653	87,010
Net cash used in investing activities	—	—	—
Net cash (used in) provided by financing activities	(3,800,000)	3,129,225	401,204
NET CHANGE IN CASH	(7,787,218)	3,807,878	488,214
CASH AT BEGINNING OF YEAR	15,666,178	7,878,960	1,010,175
CASH AT END OF YEAR	7,878,960	11,686,838	1,498,389

Operating activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff cost and operating expenses.

For the year ended December 31, 2020, we had net cash used in operating activities of HK$3,987,218 mainly arising from net income from our operation of HK$4,199,625 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) amortization of right-of-use asset for our Hong Kong office of HK$2,595,595; (ii) depreciation charge of HK$744,912; and (iii) interest on lease liabilities of HK$195,193. Changes in operating assets and liabilities mainly included: (i) decrease in tax payable of HK$5,211,905; (ii) decrease in operating lease liabilities of HK$2,797,080 of our Hong Kong office; (iii) increase in tax recoverable of HK$1,290,587; (iv) decrease in accruals and other payables of HK$933,434 due to decrease in accrued staff bonus; (v) decrease in contract liabilities of HK$813,167; and (vi) increase in accounts receivable of HK$683,370 due to delay in settlement from one of our IPO clients.

For the year ended December 31, 2021, we had net cash provided by operating activities of HK$678,653 mainly arising from net income from our operation of HK$1,578,624 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) amortization of right-of-use asset for our Hong Kong office of HK$2,350,116; (ii) depreciation charge of HK$695,046; and (iii) interest on lease liabilities of HK$82,200. Changes in operating assets and liabilities mainly included: (i) increase in accounts receivable of HK$2,406,350 due to delay in settlement from one of our IPO clients as the IPO project was ongoing and several billings made before year end remain unsettled; (ii) decrease in operating lease liabilities of HK$2,535,360 of our Hong Kong office; (iii) decrease in tax recoverable of HK$1,290,587 as the tax recoverable was received during the year; and (iv) decrease in accruals and other payables of HK$507,763 due to decrease in accrual for staff bonus.

Investing activities

Our cash outflow used in investing activities was principally for the purchase of property and equipment.

For the year ended December 31, 2021 and 2020, our Group had no cash used in investing activities.

Financing activities

Our cash used in financing activities was principally for dividend payment, advance from related parties and payment of deferred IPO cost.

For the year ended December 31, 2020, our Group had net cash used in financing activities of HK$3,800,000 primarily attributable to dividend payment of HK$3,750,000.

For the year ended December 31, 2021, our Group had net cash provided by financing activities of HK$3,129,225 primarily attributable to advance from related parties of HK$5,000,000, partially offset by payment of deferred IPO cost of HK$1,870,775.

ME believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

CAPITAL EXPENDITURES

Our Group did not incurred any capital expenditure for the years ended December 31, 2021 and 2020.

RELATED PARTY TRANSACTION AND BALANCES

As of December 31, 2021 and 2020, our Group had funds advanced from our Directors for working capital purpose: (i) Wai Ho Chan of HK$4,961,934 and HK$1,961,934; and Sze Hon Johnson Chen of HK$5,941,366 and HK$3,941,366, respectively. The balance is unsecured and interest-free. All advance from our Directors will be repaid upon listing.

CONTRACTUAL OBLIGATIONS

The following tables summarized the contractual obligations of the Company as of December 31, 2021:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	2,044,020	3,832,538	—	—	5,876,558
Total contractual obligation	2,044,020	3,832,538	—	—	5,876,558
	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	262,067	491,376	—	—	753,443
Total contractual obligation	262,067	491,376	—	—	753,443

As of December 31, 2021, we did not have any capital expenditure commitment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

Our Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,105) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of HK$11,686,838 (US$1,498,389) was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the Hong Kong Deposit Protection Board.

Our Group has designed their credit policies with an objective to minimize their exposure to credit risk. Our Group’s “Receivables” are very short term in nature and the associated risk is minimal. Our Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Interest rate risk

Our Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by our Group, such as cash, our Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

Our Group is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

We have identified certain accounting policies that are significant to the preparation of our Group’s financial information. Some of our accounting policies involve subjective assumptions and estimates, as well as complex judgements relating to accounting items. In each case, the determination of these items requires management judgements based on information and financial data that may change in future periods. When reviewing our financial information, you should consider: (i) our selection of accounting policies; and (ii) the results to changes in conditions and assumptions. We set forth below those accounting policies that we believe are of critical importance to us or involve the most significant estimates and judgements used in the preparation of our Group’s financial information.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of property and equipment, and interest rate of lease. Actual results may differ from these estimates.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s doubtful accounts. The group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2021 and 2020, the allowance for doubtful accounts was nil.

Lease

The Group is a lessee of non-cancelable operating leases for corporate office premise. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancelable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The lease standard provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2021 and 2020, the Group did not have any impairment loss against its operating lease right-of-use assets.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a financial services provider in Hong Kong which principally engages in provision of corporate finance advisory services and underwriting services. The service offerings mainly comprise IPO sponsorship services, independent financial advisory services, financial advisory services, compliance advisory services and underwriting services to its clients.

IPO sponsorship services

The Group enters into a distinct contract with its clients for the provision of IPO sponsorship services. The revenues generated from IPO sponsorship services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The IPO sponsorship services include assisting the client to engage different professional parties for its IPO, carrying out due diligence, preparation of and reviewing prospectus and other submission documents including accountants’ report, legal opinions and profit and cash flow forecast memorandum, assessing the suitability of listing of the client, and advising on reorganization, assisting in preparation of roadshow materials and attending hearing for the listing application. There are generally three performance obligations for IPO sponsorship services while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

The Group allocates the transaction price to each performance obligation based on the best estimate of relative standalone selling price for each performance obligation identified in the contract. The Group utilises key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, market conditions, project complexity, customer demographics and the estimated costs. Generally, the standalone selling prices for each performance obligation of the Group’s IPO sponsorship services are reasonably consistent across customers (that is, not highly variable), standalone selling price estimates are derived from considering the Group’s pricing history and expected cost plus a margin approach.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes the stage of submission of listing application as the first performance obligation and recognizes the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. For projects which the Group receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognizes revenue from the upfront payment at the lapse of contract.

For service fee received upon attending the listing hearing of the Stock Exchange for the listing application, which is distinct and regarded as the second performance obligation by the Group, revenue are recognized by the Group at the date the hearing is held and the Group has an enforceable right to payment for such performance.

For service fee received upon listing, which is the third performance obligation of IPO sponsorship services, revenue is recognized upon completion of the IPO, which is evidenced by listing of the clients on the Stock Exchange.

Independent financial advisory services

The Group enters a distinct contract with its clients for the provision of independent financial advisory services. The Group’s independent financial advisory services include (i) conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions; (ii) issuing our opinion, in the form of an independent financial advisory letter, to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (iii) obtaining the necessary clearance in relation to our opinion letters from the Stock Exchange and/or the SFC.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the independent financial advisory services involve a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that the independent financial advisory services to be accounted for as a single performance obligation. The entire transaction prices of independent financial advisory services are allocated to a single performance obligation and the fees received upon signing the contract and upon issuance of circular which contains independent financial advisory letter, is recognized at the point the issue of circular on the Stock Exchange because it is the time that the scope of work for acting as an independent financial advisory such as carrying out due diligence, preparation of independent financial advisory letter to independent board committee and independent shareholders, and replying to queries from the Stock Exchange and/or the SFC are completed. For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts

Financial advisory services

The Group enters a distinct contract with its clients for the provision of financial advisory services. The scope of work under financial advisory services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task. Therefore, the entire transaction prices of financial advisory services are generally allocated to a single performance obligation.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) at the time of completion; or (b) lapse of the financial advisory contract.

For FA services to clients pursuing listing on other stock exchange, the Group enters into a distinct contract with its clients. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The FA services include assisting the client to engage different professional parties for its listing exercise, advising on reorganisation, financial reporting, internal control and legal and compliance, advising on the market position of the Company, coordinating roadshow and marketing activities. There are generally two performance obligations while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes the stage of submission of listing application as the first performance obligation and recognizes the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. For projects which the Group receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognizes revenue from the upfront payment at the lapse of contract.

For service fee received upon listing, which is the second performance obligation, revenue is recognized upon completion of the FA service, which is evidenced by listing of the clients.

Compliance advisory services

The Group enters a distinct contract with its clients for the provision of compliance advisory services. The Group concludes that each monthly compliance advisory service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Group concludes that the monthly compliance advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, the Group recognizes revenues from compliance advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. There is no contract asset that the Group has right to consideration in exchange for its compliance advisory services that the Group has transferred to its clients. Such right is not conditional on something other than the passage of time.

Underwriting services

The Group enters a distinct underwriting agreement with its clients for the provision of underwriting services. The underwriting service is distinct and is identified as one performance obligation. As stipulated in the underwriting agreement, the Company will charge an underwriting income based on certain percentage of the funds raised in the transaction, either IPO or other fundraising activities.

Revenue from providing underwriting services to clients is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO, i.e. listing of the clients on the Stock Exchange, or the completion of a placement.

RECENT ACCOUNTING PRONOUNCEMENTS

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

BUSINESS

Overview

We are a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Our service offerings mainly comprise the following:

IPO sponsorship services:    We act as sponsors to companies pursuing listing on the Main Board and GEM, advising and guiding them throughout the listing process in return for sponsor’s fee.

Financial advisory and independent financial advisory services:    We act as (i) financial advisers (a) to our clients advising them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies such as the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (b) to clients pursuing listing on other stock exchange; and (ii) independent financial advisers giving opinions or recommendations to the independent board committee and independent shareholders of listed companies, in return for advisory fee.

Compliance advisory services:    We act as compliance advisers to listed companies on the Main Board and GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

Underwriting services:    We provide underwriting services by acting as global coordinator, bookrunner, lead manager or underwriter for listing applicants in IPOs or other fundraising activities, in return for underwriting commission.

With the commencement of business of GCL, which was licensed to carry out Type 6 (advising on corporate finance) regulated activities in February 2017, we started to provide corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services. GCL was also licensed to carry out Type 1 (dealing in securities) regulated activities under the SFO in April 2018 and we commenced to provide underwriting services to our clients. For the years ended December 31, 2021 and 2020, we had been engaged in 6 IPO sponsorship projects, 31 financial advisory and independent financial advisory projects, 24 compliance advisory projects and 3 underwriting projects, respectively.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

We are an active financial service providers with a proven track record

We stand out as a reputable financial services provider specializing in corporate finance in Hong Kong since the commencement of our business. Since our establishment in 2016, we have completed 8 IPO projects which we acted as the sole sponsor to the listing applicants. We have also been engaged in 19 IPO sponsorship projects, 47 financial advisory and independent financial advisory projects, 25 compliance advisory projects and 7 underwriting projects, respectively.

We believe our active participation in the financial services industry, in particular corporate finance has gradually increased our brand awareness among investors and our proven track record will continue to build trust with our clients, which together will help us secure deals in the competitive market.

We have a strong client base

We serve a diverse and solid base of clients. We believe that market reputation and clients’ confidence in our services are indispensable to our continuous success. Our major clients are mainly listing applicants and listed companies in Hong Kong, as well as private companies and investors. Since our establishment in 2016, we have been engaged in 98 corporate finance projects by 73 clients, among which 65 are listing applicants or listed companies on the Stock Exchange. Our clients engage in a diverse spectrum of industry sectors including online advertising, property development, property management services, supply chain management, manufacturing, chemicals, logistics, education, and natural resources and travel. A diversified client base will mitigate the negative effect to the demand for our services from those industry sectors which have cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

We provide comprehensive corporate finance advisory services to our clients

We provide comprehensive corporate finance advisory services from pre-IPO, IPO to post-IPO stages to our clients to fulfil their varying needs. For instance, we act as pre-IPO financial advisor to our clients to provide advice to corporate structure, financial management, corporate governance and assist them to raise pre-IPO funding for expansion. We act as a sponsor in listing applications in Hong Kong during the IPO stage. We act as financial adviser to listed companies in Hong Kong advising them on transactions involving the Listing Rules, GEM Listing Rules or Takeovers Code or as an independent financial adviser to independent board committees and independent shareholders of listed companies in Hong Kong rendering recommendations and opinions. We act as compliance adviser to listed companies in Hong Kong to ensure their ongoing compliance with the Listing Rules, GEM Listing Rules or Takeovers Code. We also act as financial advisers to our clients for other corporate finance advisory services. We believe our ability to provide comprehensive corporate finance advisory services, including IPO sponsorship services, financial advisory, independent financial advisory services and compliance advisory services to our clients, not only fulfils their varying needs at different stages, but also fosters our long-term solid relationship with them. Since our establishment, all clients of our completed IPO sponsorship projects continued to engage us as their compliance advisers upon listing.

We believe our proven track record in the provision of corporate finance advisory services will help us retain and attract more clients which will then enable us to create synergies across different business lines, optimize our client coverage effort, create new business opportunities and in turn generate diversified sources of revenue and maximize our revenue.

We have experienced and competent management and professional staff

Our Group has a team of experienced and competent management who is responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources and formulating business strategies. Leveraging on their experience and network in the financial industry, we have been successfully expanding our client base and source of deals and transactions. For details of the biographies of our management team, please refer to the section headed ‘‘Directors and senior management’’ in this prospectus.

In addition to our experienced and competent senior management team, we have teams of professional staff. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients.

Our Strategies

Our principal business objective is to further strengthen our position in the financial services industry in Hong Kong and to replicate our success in Hong Kong and to establish and expand our market presence in international capital markets, in particular the US. We intend to achieve our future plans by adopting the following key strategies:

Further strengthen our corporate finance advisory business in Hong Kong

We plan to continue to place a significant focus in our corporate finance advisory business in Hong Kong. We believe that a strong team of experienced staff equipped with appropriate industry knowledge and good client connections are crucial to continuing success. We intend to strengthen our corporate finance advisory business by recruiting additional experienced professional staff including responsible officers and licensed representatives to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to provide our services. We also intend to enhance the remuneration package of our existing corporate finance to retain talents and professionals. We believe a stronger corporate finance advisory workforce will help increase our project execution capacity to provide quality services to our clients and maintain effective systems and controls to ensure that we are able to meet all of our obligations and responsibilities under relevant rules and regulations.

Expanding our market presence in other international capital markets in particular the US

We plan to replicate our success in Hong Kong and to establish and expand our market presence other international capital markets in particular the US. There is a rising demand for corporate finance advisory services from companies located in the Asia Pacific region including but not limited to China, Hong Kong, Singapore and Malaysia to gain access to international capital markets, in particular the US capital market, by way of IPO, mergers and acquisitions (“M&A”) or other means. We plan to provide our corporate finance advisory services and guide them by acting as their financial advisers providing advices to corporate structure, financial management, corporate governance and raising pre-IPO funding for expansion (as the case may be). We may collaborate with suitable investment banks or other licensed financial institutions in the US and may establish our offices and recruit suitable talents in the US to better serve our clients and to capture the rising demand.

Develop our asset management business

We believe there are immense synergies between corporate finance advisory services and asset management services. For instance, the availability of funding from asset management services provides additional financial resources to companies to fuel their expansion. We plan to set up our asset management arm and apply to the SFC for licenses to carry on Type 9 (asset management) regulated activity by recruiting professionals with relevant experiences and networks in the industry. We are of the view that the asset management business could enable us to provide more comprehensive services to our corporate and investor clients.

Enhance our brand

We believe our active participation in the financial services industry, particularly in the corporate finance sector, has successfully distinguished us from our competitors and built up our brand in the industry. We plan to further enhance our brand image and position in the industry by enhancing marketing and public relationship activities such as hosting seminars, trainings, workshops and symposiums among industry players and potential clients, in Hong Kong, China and the US. With our enhanced brand awareness, we believe we will be able to create new business opportunities and in turn generate diversified sources of revenue.

Our Services

IPO sponsorship services

Our main responsibilities as a sponsor to listing applicants include: (i) guiding and advising listing applicants through the IPO process in respect of the Listing Rules and the GEM Listing Rules; (ii) leading, coordinating and managing the entire listing process including formulating timetable and offering strategies, advising the clients on the engagement of professional parties, anticipated costs and major milestones and challenges during the listing process; (iii) conducting due diligence (including conducting site visits and reviewing clients’ documents to understand clients’ major business operations, financial information, legal and compliance matters, conducting interviews with clients’ customers and suppliers and reviewing clients’ internal control matters and ensuring that the due diligence standards under Practice Note 21 to the Listing Rules or Practice Note 2 to the GEM Listing Rules (as the case may be) and the Code of Conduct are met) and assessing listing applicants’ suitability for listing; (iv) making submissions and addressing comments and matters raised by the regulators in connection with the listing application; (v) liaising with the intermediaries and underwriting syndicates; (vi) ensuring sufficient disclosure in the prospectus and application documents in compliance with the relevant regulatory requirements; (vii) assessing investors’ interests in the proposed listing; (viii) managing the process of the public offer to ensure it is conducted in a fair and orderly manner to ensure an open market for the shares to be issued under such public offer; and (ix) maintaining sufficient books and records to demonstrate that proper due diligence is conducted, contentions issues are investigated and how conclusions are reached.

During the years ended December 31, 2021 and 2020, we were engaged in 6 IPO projects and successfully completed one IPO sponsorship projects on the Main Board. As of the date of this prospectus, we were engaged in 3 ongoing IPO sponsorship projects, 2 of which had submitted listing application and under vetting of the Stock Exchange.

Pricing policy

We charge our clients an agreed-upon sponsor fee, which is determined with reference to, among others, the estimated time and amount of work required, the complexity of restructuring and listing issues required to be resolved before application for listing, intensity of listing timetable and the scope of due diligence. Our sponsor fee is generally payable by four instalments upon the occurrence of the milestone events defined in the mandate, namely, (i) signing of engagement letter; (ii) submission of listing application to the Stock Exchange; (iii) listing hearing; and (iv) upon listing. During the years ended December 31, 2021 and 2020, the sponsorship fees charged by our Group for acting as a sponsor for IPO projects generally ranged from approximately HK$2.5 million to approximately HK$6.0 million.

Financial advisory and independent financial advisory services

As a financial adviser, our main responsibilities include advising the clients on: (i) the engagement of professional parties and coordinating the professional parties throughout the transaction; (ii) the structure of a transaction; (iii) legal and compliance; (iv) financial and treasury management; (v) internal control and risk management as well as recommending potential investors.

As an independent financial adviser, we are mainly responsible for conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions. Upon such assessments, we issue our opinion letters to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code. We are also responsible for assisting our clients to obtain the necessary clearance or approval in relation to our opinion letters from the Stock Exchange and/or the SFC. During the years ended December 31, 2021 and 2020, the transactions in which we were engaged as an independent financial adviser mainly included connected transactions (as defined in the Listing Rules), continuing connected transactions (as defined in the Listing Rules), rights issue, and loan capitalization.

For the years ended December 31, 2021 and 2020, we were engaged in 31 financial advisory and independent financial advisory projects.

Pricing policy

We generally charge clients a fixed fee for our financial advisory and independent financial advisory services, which is determined on a case-by-case basis with reference to the scope of service to be provided and the expected time spent and required manpower for performing our services. During the years ended December 31, 2021 and 2020, our financial advisory fees charged for acting as a financial adviser or independent financial adviser generally ranged from approximately HK$50,000 to HK$3,600,000.

Compliance advisory services

We act as a compliance adviser for listed companies on both Main Board and GEM. Pursuant to the Listing Rules and the GEM Listing Rules, each newly listed company in Hong Kong is required to engage a compliance adviser to assist it to comply with these rules for an initial period commencing from the listing date to the date on which it complies with the requirements in respect of its financial results for the first full financial year commencing after the date of listing under the Listing Rules for Main Board listings or for the second full financial year commencing after the date of its initial listing under the GEM Listing Rules for GEM listings. At any time after the initial period, the Stock Exchange may direct the listed company to appoint a compliance adviser for a specified period and to undertake the compliance advisory role as may be specified by the Stock Exchange.

As a compliance adviser, our main responsibilities include: (i) ensuring that clients are properly guided and advised as to compliance with the Listing Rules and the GEM Listing Rules (as the case may be); (ii) upon the clients notifying us of a proposed change in the use of proceeds of the initial public offering, discussing with the clients (a) their operating performance and financial condition by reference to their business objectives and use of issue proceeds as stated in the listing document; (b) compliance with the terms and conditions of any waivers granted from the Listing Rules or the GEM Listing Rules (as the case maybe); (c) whether any profit forecast or estimate in the listing document will be or has been met by the clients and advise the clients to notify the Stock Exchange and inform the public in a timely and appropriate manner; and (d) compliance with any undertakings provided by the clients and its directors at the time of listing, and, in the event of non-compliance, discuss the issue with the board of directors of the clients and make recommendations to the board regarding appropriate remedial steps; (iii) accompanying the clients to any meetings with the Stock Exchange, unless otherwise requested by the Stock Exchange; (iv) in relation to an application by the clients for a waiver from any of the requirements in Chapter 14A of the Listing Rules or Chapter 20 of the GEM Listing Rules (as the case maybe), advising the clients on their obligations and in particular the requirement to appoint an independent financial adviser; and (v) providing advices to the clients upon their requests before the publication of any regulatory announcement, circular or financial report, where a transaction which might be a notifiable or connected transaction is contemplated including share issues and share repurchases and where the clients proposes the change of the use of the proceeds of initial public offerings.

During the years ended December 31, 2021 and 2020, we were engaged in 24 compliance advisory projects.

Pricing policy

We generally charge clients a monthly fixed fee for our compliance advisory services, which is determined on a case-by-case basis with reference to the scope of service to be provided and the expected time spent and required manpower for performing our services. During the years ended December 31, 2021 and 2020, our compliance advisory fees charged by our Group for acting as a compliance adviser generally ranged from approximately HK$23,000 to HK$82,000 per month.

Operational procedures

The operational procedures of our corporate finance advisory business include IPO, financial advisory and independent financial advisory and compliance advisory services and are generally as follows:

Deal origination and pre-engagement assessment

Our projects generally originate from networks of our management, referrals from professional parties or existing clients, and direct approaches by new clients. Clients may approach us directly due to our market reputation or, in case of our financial advisory or independent financial advisory projects, our relationship with them stemmed from previous engagements. Our execution team will first liaise with potential clients for the purposes of understanding their needs and background information, following which, we will provide potential clients with introduction on our team, services and experience, fee quotation, together with preliminary proposals on the proposed transaction, as the case may require. When a potential client indicates an interest in engaging us, our execution team will commence pre-engagement procedures which include (i) obtaining information on the potential client such as the shareholding and management structures, principal business, capital structure, financial performance, and share price movement and liquidity; (ii) preparing pre-engagement know-your-client (“KYC”) checklist and document request list and reviewing the information and documents provided if required; and (iii) conduct conflict and independence checks (if required) based on the information provided by the potential client and public information.

Engagement

The pre-engagement KYC checklist detailing the findings from the due diligence will be reviewed and approved by our management committee. The approval process takes into consideration a number of aspects concerning the project, including our roles and responsibilities, risk level of the potential clients, conflict of interest, integrity of potential client’s management, reliability of information from the potential client, our ability to provide quality services, public records or media reporting on the potential client, reliability of the potential client’s accounting and internal control systems, and the financial health of the potential client, relationship with client, nature, scale and complexity of the project and any foreseeable difficulties in complying with the relevant regulatory requirements. For IPO sponsorship projects, matters including business, financials, compliance record, corporate structure, management and shareholders of the listing applicant may also be considered. If approval for engagement is given, our execution team will prepare a draft of the mandate, which is to be reviewed and commented by the client and/or its legal advisers for the proposed project.

Deal execution

At least one responsible officer will be assigned and fully responsible for supervising one corporate finance advisory project. Such Responsible Officer is mainly responsible for case management and supervision, including standards and schedule of works, manpower arrangement, providing guidelines to the deal team members, escalation and notification of significant issues to the senior management and liaison with client and other professional parties involved. The relevant sponsor principal will proceed with the listing application submission after the major issues have been resolved.

In execution of the projects, our execution team will mainly perform the following tasks: (i) performing necessary due diligence, the scope of which depends on the scale, nature and size of the project, and the requirements of the relevant regulations and guidance; (ii) advising the client on compliance with the relevant regulatory requirements; (iii) discussing with the client and professional parties as to drafting and preparation of the transaction agreements or any submission, notice, announcement, letter of advice, circular, prospectus or any other document as required by the project and the regulatory requirements; (iv) coordinating the work of professional parties and seeking advice from experts on compliance of rules and requirements applicable to different industries or jurisdictions, if applicable; and (v) submission of the required documentation to the Stock Exchange and the SFC and liaising with them for the purposes of vetting, clearance and/or publication, if required.

Completion

As part of completion, we will maintain our internal records in accordance with our internal control policy and the relevant laws and regulations. We will issue an invoice for client’s final payment for our service fee and disbursement according to the terms of our mandate. The Responsible Officer (or sponsor principal in case of an IPO) will work closely with our finance team on collection of the invoiced amount in accordance with the mandated payment terms.

Salient Terms of Mandate

Scope of services

Our mandates set out our role as the sponsor, financial adviser, independent financial adviser or compliance adviser, as the case may be and the scope of services to be provided by us, having regard to our obligations under the relevant laws and regulations.

Clients’ responsibilities

Our mandates also specify the client’s responsibilities to assist us to perform our duties and to meet our obligations under the relevant laws and regulations, including assisting us to perform due diligence, procuring other professional parties engaged by the client to fully cooperate with us or to carry out their own responsibilities, and enabling us to gain access to all relevant records of the client and documents provided by other professional parties in connection with the transaction.

Term

During the years ended December 31, 2021 and 2020, our mandates (save for the mandates for our compliance advisory services, the engagement period under which is stipulated with reference to the Listing Rules or GEM Listing Rules) were generally for a period ranging from three to 12 months.

Service fee and payment terms

Our mandates specify the terms of our service fee including the payment schedule or a provision that payment is required to be made after issue of an invoice. We accept payments by cheques or via wire transfers for settlement of our invoices. Our mandates generally state that out-of-pocket expenses incurred by us during the course of provision of our services will be reimbursed by the client. We do not grant credit terms to our clients.

Indemnity

We generally require our client to indemnify us where we suffer any loss, damage or claims due to the relevant transaction unless such loss, damage or claims are caused by our fraud, negligence or willful default.

Termination

Our mandates normally grant the right for us and our client to terminate the contract by written notice to the other party. Our mandates may also provide for events of default and the occurrence of which would entitle the relevant party to terminate the contract.

Underwriting services

We provide underwriting and sub-underwriting services by acting as a global coordinator, a bookrunner, a lead manager or an underwriter (as the case may be) in IPOs or other fundraising activities.

For underwriting exercise where we acted as global coordinator or bookrunner or lead manager or underwriter for IPOs of listing applicants, we are obliged to take up the unsubscribed offer shares up to our maximum underwriting commitment in the event of undersubscription of the offer shares. During the years ended December 31, 2021 and 2020, none of the underwriting projects in which we participated was undersubscribed, and therefore we were not required to take up any unsubscribed offer shares. We charged our clients underwriting commissions for also acting as global coordinator or joint bookrunner or joint lead manager or underwriter for IPOs based on our underwriting commitment and the aggregate offer price of the number of securities underwritten by us and/or successfully placed by us.

Pricing policy

The underwriting commission rates charged by us are determined on a case-by-case basis after arm’s length negotiations with each client based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. The placing and underwriting commission receivable by us is calculated based on the aggregate offer price of the number of securities placed and/or underwritten by us. The percentage of our underwriting commitment to the total funds raised by the relevant projects generally ranged from 10.0% to 17.0% for the years ended December 31, 2021 and 2020.

Our operational procedures

Deal origination

Similar to our IPO sponsorship services, financial advisory and independent financial advisory services and compliance advisory services, our underwriting projects generally originate from networks of our management, referrals from professional parties or existing IPO clients. We discuss with potential clients about fund raising proposals including alternatives of fund raising methods, proposed fund raising size, terms and structure, pricing basis, target investors, use of proceeds and timetable. We will also perform preliminary due diligence on the clients before we accept the engagement.

Engagement

The pre-engagement KYC checklist detailing the findings from the due diligence will be reviewed and approved by our management committee. The approval process takes into consideration a number of aspects concerning the project including the deal size, tentative timetable, estimated income attributable to us, commission rate, underwriting commitment, our risk exposure, financial resources requirement and benefits under the engagement. If approval for engagement is granted, we will, in conjunction with the underwriters’ legal advisers, review and comment on the underwriting agreement, which will typically be signed on or before the date of the prospectus (in the case of public offer underwriting agreement) and on or about the date of price determination (in the case of placing underwriting agreement).

Deal execution

In execution of the projects, we will mainly perform the following tasks: (i) forming the underwriting syndicate and liaising and coordinating with each syndicate member; (ii) setting the price range with the issuers and the syndicate members; (iii) determining the target investor type and placee mix with the issuers and the syndicate members; (iv) arranging marketing and roadshow activities and booking-building process; (v) monitoring the FRR compliance and any market, credit and liquidity risks on an ongoing basis; (vi) reviewing and executing underwriting documentation; (vii) discussing the price determination, overall strategy and allocation basis with the issuers and other syndicate members with a view to achieving an open market and an adequate spread of shareholders; (viii) enquiring the independence of the relevant investors; (ix) monitoring the issue of any research reports and working with the legal advisers and the research analysts of the underwriting syndicate to ensure that any research reports are distributed in compliance with the relevant rules and regulations; (x) monitoring despatch of prospectus, refund cheques and share certificates; and (xi) monitoring the project.

Completion

We are responsible for monitoring the settlement of all underwriting transactions and retaining all of our internal records and files in accordance with our internal control policy and the relevant laws and regulations. Proper records are kept in order to demonstrate compliance with the Additional Fit and Proper Guidelines for Corporations and Authorized Financial Institutions Applying or Continuing to Act as Sponsors and Compliance Advisers published by the SFC throughout the entire placing process. Debit notes for our commissions will be issued to our clients in accordance with the payment terms set out in the engagement letter or the underwriting agreement.

Our Clients

The clients of our corporate finance advisory business and underwriting business mainly comprise listing applicants and listed companies in Hong Kong and their respective shareholders, as well as private companies and investors.

The clients of our (i) IPO sponsorship services are private companies seeking a listing on the Mainboard or GEM board of the Stock Exchange; (ii) independent financial advisory services are listed companies on the Stock Exchange; (iii) financial advisory services are either private companies or listed companies on the Stock Exchange; (iv) compliance advisory services are listed companies on the Stock Exchange; and (v) underwriting services are mainly our IPO sponsorship clients.

Sales and Marketing

The sales and marketing function is performed by our corporate finance execution team. Our projects generally originate from the networks of our Responsible Officers, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation or previous business relationships.

We also sponsor congratulatory advertisements on newspapers for listing exercises upon completion of our IPO sponsorship and/or underwriting projects. We maintain a company website which showcases our completed projects.

License and Regulations

The securities market in Hong Kong is highly regulated. The principal regulatory bodies governing our business are the SFC and the Stock Exchange. Our principal business and our responsible personnel are subject to a number of legislations and regulations and the respective rules of the SFC, the Stock Exchange and, upon the Listing, the Listing Rules. In particular, we are required to be licensed with the SFC to carry on our business.

As of the date of this prospectus, GCL was licensed under the SFO to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities.

The above licenses have no expiry date and remain in force until suspended or revoked, subject to certain continuing obligations, such as payment of annual fee and submission of annual return.

During the years ended December 31, 2021 and 2020, and up to the date of this prospectus, we had obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this prospectus and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with the business and operation of our Group in all material respects.

All licensed corporations are required under section 145 of the SFO to have a minimum level of paid-up share capital and liquid capital in respect of the regulated activities for which the application for license is made and to maintain at all times such minimum level paid-up share capital and liquid capital. Our directors confirm that during the years ended December 31, 2021 and 2020, and up to the date of this prospectus, all licensed corporations under our Group maintained the requisite paid-up share capital and liquid capital under the FRR. For details of the relevant laws and regulations regarding our licenses and details on our compliance with the FRR, see ‘‘Regulation”.

Competition

The financial service industry in Hong Kong is highly competitive because of the large number of participants in the market. For details of the competitive landscape of the financial service industry in Hong Kong and the market drivers, see ‘‘Industry and Market Data’’. We have to compete effectively over competitors in terms of capital resources, pricing, client base, service coverage and quality, talents and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than that of us. Apart from large multinational financial institutions, we also face competition from newly established local small and medium-sized financial services firms which offer similar range of services. Despite keen competition, we believe that our core competitive advantages, sound business planning and the contributions of our senior management as more particularly set out in ‘‘— Our Competitive strengths’’ and ‘‘— Our strategies’’ have allowed us to rapidly stand out as a reputable financial services provider.

As of December 31, 2021, there were 326 licensed corporations and 31 registered institutions licensed or registered to carry on Type 6 (advising on corporate finance) regulated activity in Hong Kong. In addition, 129 licensed corporations and registered institutions can conduct IPO sponsorship business as of the date of this prospectus. As of December 31, 2021, 1,487 licensed corporations and 111 registered institutions licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. With the increasing number of listed companies in Hong Kong, equity fund raising on the Stock Exchange, either through IPOs or in the secondary market, has been substantial. IPOs have been a main source of equity funding. While the market is active, competition in the underwriting business in Hong Kong is intense because of the relatively large number of market players. We face keen competition in provision of corporate finance advisory services and underwriting services in Hong Kong. Our Directors believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, human and financial resources.

Risk Management and Internal Control

Overview

Our chief financial officer, with the assistance of our external compliance consultant, is responsible for our compliance function, including establishing overall compliance system, assisting in formulating the appropriate internal control policies and monitoring our Group’s overall compliance with our internal control policies, operational guidelines and procedures, applicable regulatory requirements and reports in this regard to our senior management from time to time.

Our senior management periodically reviews our compliance policies and operational guidelines and procedures in compliance with the relevant laws and regulations and updates the relevant policies, guidelines and procedures if necessary. Our compliance and procedures manual includes guidelines as set out in the SFO and Code of Conduct and is subject to periodic review or the purpose of enhancing internal control standards.

Our compliance team is also responsible for handling regulatory filings, licensing and compliance related applications and matters and liaising with the regulators in this regard. Staff trainings are also organized regularly by our compliance team to update the professional knowledge and skills of licensed staff in corporate finance matters and market practice. Specific trainings on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities are also provided to our relevant staff. Records of attendance are kept by the compliance team.

Key internal control areas

KYC

Our Directors confirm our KYC with clients is in compliance with the Code of Conduct, the Prevention of Money Laundering and Terrorist Financing Guidance Note issued by the SFC and our internal policy for the prevention of money laundering terrorist financing policy as set out above. Knowing the true and full identity of each client including the identity of its beneficial owners is the first step that should be taken. It is important that we obtain at the outset information regarding our clients’ background, financial situation, the nature of their business, their shareholding structure and their controlling shareholders. The information should be well documented and kept in the file.

For detailed due diligence of our KYC procedures of our corporate finance clients, see ‘‘— Our services — Operational procedures’’.

Anti-money laundering and counter-terrorist financing

For the purpose of detecting and preventing money laundering and counter-terrorist financing activities, we have established a number of policies and procedures in compliance with relevant legal and regulatory requirements. Licensed corporations are required to comply with the Hong Kong laws and the Anti-Money Laundering Guideline. With reference to the Guideline on Anti-Money Laundering and Counter Terrorist Financing issued by the SFC, as amended, supplemented or otherwise modified from time to time, our checking consists of four main components: (i) customer due diligence; (ii) ongoing monitoring; (iii) suspicious transaction reporting; and (iv) record keeping. Appropriate and adequate training on anti-money laundering and counter-terrorist financing are provided to our staff on an ongoing basis, ensuring they understand the appropriate policies and procedures in this area.

Chinese-walls and conflicts of interest

As we are an integrated platform providing a wide range of corporate finance services, we recognize the importance of maintaining effective Chinese-walls to prevent flow of information that may be confidential or price sensitive. We have policies and procedures that restrict our personnel from inappropriately sharing sensitive clients and counterparty information (e.g. the policy that confidential information must not be given to any person, whether within the relevant business group or not, who does not have a legitimate and lawful business need-to-know in order for the relevant business group to fulfil their obligations). The Responsible Officers who possess inside information and confidential information are responsible for releasing necessary information to our staff on a strictly ‘‘need to know’’ basis. We implement the Chinese Walls system to reduce the risk of confidential or price sensitive information being misused or wrongly disclosed, which also prevents the spread of information between different departments of our Group. Our compliance team and our senior management personnel are responsible for ensuring effective Chinese Walls are well in place.

The operation manual contains guidelines on conflicts of interest and disclosure requirements. Any conflicts of interest should be immediately disclosed for review as soon as we are approached to act for a client or in a transaction where actual or potential conflicts of interest may occur. If appropriate and where approval to act in writing is given by our senior management, such approval should be placed on file as a record. All proper and reasonable steps must be taken to avoid conflicts of interest.

Staff dealing

Policies and guidelines have been established regarding securities dealings by our licensed staff to safeguard our standing in the marketplace and to maintain standards of conduct within our Group. No staff of our Group is allowed to trade securities of companies to which our Group is providing corporate finance advisory services until termination or completion of the services or until our Group ceases to hold inside information (as the case may be). All personal dealing accounts held by our staff must be approved by our management and our compliance team. Pre-approval which is only valid for one trading day, is required for a trade. Annual declaration of these personal dealing accounts is required. Annual declaration will be circulated to all staff after the end of each year which must be completed, signed and returned to the compliance team within one month. Our compliance team is also responsible for monitoring all staff dealings on a regular basis to detect any irregularity and assess whether staff dealings are prejudicial to our interests and those of our clients.

As part of our internal control measures, the relevant securities are required to be recorded on a restricted list immediately after the transaction or engagement has been publicly announced, the engagement letter has been signed or we possess any material, non-public and price sensitive information relating to the securities of a particular company. The execution team is required to inform the compliance team when it is considered necessary to record the relevant securities on the restricted list. The restricted list will be updated and circulated by the compliance team to all staff from time to time. The restricted list is updated regularly and all staff are strictly prohibited to purchase and/or sell the listed securities where the relevant stock codes are in the restricted list to avoid conflict of interest and insider dealing.

Securities and Futures (Financial Resources) Rules

We are required to maintain at all times the liquid capital which is not less than the minimum requirement as set out under the FRR. Our chief financial officer is responsible for the preparation of the financial returns and the computation of liquid capital in accordance with the requirements under the FRR. During the years ended December 31, 2021 and 2020 and up to the date of this prospectus, we did not have any material non-compliance with the minimum liquid capital requirement as set out by the SFC.

Complaints received

During the years ended December 31, 2021 and 2020 and up to the date of this prospectus, we had not received any material complaints from our clients about our Group or our employees and there had not been any material non-compliance by us of the requirements under the SFO and guidelines provided by the SFC.

Facilities

Our principal executive office is located at 3/F, 8 Wyndham Street Central, Hong Kong, where we lease all of third floor of the building, consisting of approximately 3,586 square feet of office space, respectively. We leased this space under one lease that will terminate on November 15, 2024.

Employees

As of December 31, 2021, we had 9 employees, comprising of 2 management personnel, 2 finance, administrative and compliance staff and 5 project execution staff.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute.

COVID-19 Update

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, as well as the relatively quiet period during the Chinese New Year holiday, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2022 and beyond.

Legal Proceedings

As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

REGULATIONS

Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Licensing And Registration Under The SFO Administered By The SFC

The SFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The SFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the SFC with multiple roles and sets out its regulatory objectives, including:

(i)     to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(ii)    to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

(iii)   to provide protection for members of the public investing in or holding financial products;

(iv)   to minimize crime and misconduct in the securities and futures industry;

(v)    to reduce systemic risks in the securities and futures industry; and

(vi)   to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

The SFC is one of the four financial regulators in Hong Kong charged with oversight of finance and investing, but it is the only Hong Kong financial regulator that is given the mandate to educate the investing public.

Following the enactment of the Securities and Futures (Amendment) Ordinance 2012, the Investor Education Centre (now known as the Investor and Financial Education Council) was formed as a SFC subsidiary to educate the public on a broad range of retail financial products and services.

Licensing regime under the SFO

Under the SFO, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity must be licensed under the relevant provisions of the SFO to carry on that regulated activity, unless any exemption under the SFO applies. This applies to a corporation carrying on a business in a regulated activity and to any individuals acting on behalf of that corporation in carrying on such activities, as further described below. It is an offense for a person to conduct any regulated activity without the appropriate license issued by the SFC.

Further, if a person (whether by itself or another person on his behalf, and whether in Hong Kong or from a place outside of Hong Kong) actively markets to the public in Hong Kong any services that it provides and such services, if provided in Hong Kong, would constitute a regulated activity, then that person is also subject to the licensing requirements under the SFO.

Types of regulated activities

Schedule 5 to the SFO stipulates 10 types of regulated activities, namely:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated and the licensed corporation has to satisfy the SFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the SFC.

Responsible Officers

In order for a licensed corporation to carry on any of the regulated activities, it must appoint no less than two Responsible Officers for each regulated activity conducted by a licensed corporation, at least one of whom must be an executive director, to supervise each regulated activity. The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and demonstrate that there is no conflict of interest for he/she to carry on the regulated activities concurrently.

An “executive director” of a licensed corporation is defined as a director of the corporation who (a) actively participates in or (b) is responsible for directly supervising, the business of a regulated activity or activities for which the corporation is licensed. Every executive director of the licensed corporation who is an individual must apply to the SFC to be approved as a Responsible Officer of such licensed corporation in relation to the regulated activities.

Sponsors and compliance advisers

A sponsor is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor in respect of an application for the listing of any securities on a recognized stock market under the GEM Listing Rules or the Listing Rules (as the case may be).

A compliance adviser is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity, and permitted under its license or certificate of registration to undertake work as a sponsor to act as a compliance adviser under the GEM Listing Rules or the Listing Rules (as the case may be). The main role of a compliance adviser is to ensure that the listed company is properly guided and advised as to compliance with the GEM Listing Rules or the Listing Rules (as the case may be) and all other applicable rules, laws, codes and guidelines. Only firms eligible to act as sponsors are eligible to act as compliance advisers.

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the SFC to demonstrate that it can meet the eligibility criteria pursuant to the Sponsor Guidelines. In considering the sponsor license application, the SFC will take into account the competency of the firm to act as a sponsor, based on the criteria set out in the Sponsor Guidelines, and will also consider more generally the firm’s fitness and properness as a corporate finance advisory firm under the Fit and Proper Guidelines.

Effective from October 1, 2013, the enhanced regulations on IPO sponsors and the key obligations of IPO sponsors have been consolidated in paragraph 17 of the Code of Conduct. The key requirements for a sponsor under the new sponsor regime are as follows:

•        to advise and guide a listing applicant in preparation for a listing;

•        to take reasonable due diligence steps in respect of a listing application;

•        to take reasonable steps to ensure that true, accurate and complete disclosure about a listing applicant is made to the public;

•        to deal with the regulators in a truthful, cooperative and prompt manner;

•        to maintain proper books and records that are sufficient to demonstrate its compliance with the Code of Conduct;

•        to maintain sufficient resources and effective systems and controls for proper implementation and adequate management oversight of the sponsor work;

•        to act as the overall manager of a public offer to ensure that the public offer is conducted in a fair and orderly manner; and

•        to take reasonable steps to ensure analysts do not receive material information not disclosed in the listing document.

In addition, pursuant to Appendix 28 of the Listing Rules in relation to transition arrangements for eligible issuer (as defined in Rule 9A.01A of the Listing Rules) (‘‘Eligible Issuer’’), an Eligible Issuer must appoint a sponsor to conduct due diligence in connection with the transfer of its listing from GEM to the Main Board during the transitional period of three years from February 15, 2018 to February 14, 2021.

The Listing Rules, the GEM Listing Rules, the Sponsor Guidelines and the CFA Code regulate sponsor’s obligations and responsibilities. The intermediary and its management (includes a sponsor’s board of directors, managing director, chief executive officer, Responsible Officers, executive officers and other senior management personnel) shall be responsible for ensuring that the firm satisfies all specific and ongoing eligibility criteria of the Sponsor Guidelines and paragraph 17 of the Code of Conduct, as well as complies with all other relevant codes, guidelines and regulations prescribed by the SFC.

In order to maintain the eligibility as sponsor, a sponsor should have at least two sponsor principals, who should be engaged by the sponsor for the purpose of conducting sponsor-related work on a full-time basis, at all times to discharge its role in supervising the transaction team. The GEM Listing Rules or the Listing Rules (as the case may be) require an issuer to appoint a compliance adviser during an initial period after being admitted to listing and the compliance adviser’s core role is to assist the issuer to comply with certain obligations under the Listing Rules or GEM Listing Rules (as the case may be) during such a period.

GCL was licensed to carry Type 6 (advising on corporate finance) regulated activities by the SFC in February 2017 and was admitted as a sponsor. GCL was licensed to carry out Type 1 (dealing in securities) regulated activities by the SFC in April 2018 to provide underwriting services.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, licensed representatives, responsible officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the SFC.

Section 116(3) of the SFO provides that the SFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the SFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the SFC. In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the SFC shall, in addition to any other matter that the SFC may consider relevant, have regard to the following:

(a)     the financial status or solvency;

(b)    the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)     the ability to carry on the regulated activity competently, honestly and fairly; and

(d)    the reputation, character, reliability and financial integrity.

of the applicant and other relevant persons as appropriate. The above fit and proper criteria serve as the fundamental basis when the SFC considers each licence or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the Securities and Future (Financial Resources) Rules (the “FRR”).

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader	Not applicable	HK$500,000
(b) in the case where the corporation provides securities margin financing	HK$10,000,000	HK$3,000,000
(c) in any other case	HK$5,000,000	HK$3,000,000

Type 6 (advising on corporate finance)
(a) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
(b) In the case where the corporation acts as a sponsor	HK$10,000,000	HK$3,000,000
(c) In any other case	HK$5,000,000	HK$3,000,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

GCL is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain minimum liquid capital of HK$3,000,000.

Notification to the SFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the SFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year. If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the SFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the SFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the SFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and 195(6) of the SFO.

Pursuant to circulars published by the SFC on March 24, 2016 and March 15, 2018, the SFC waived the obligation of all licensed corporations, registered institutions, Responsible Officers and representatives to pay the annual licensing fees that would otherwise be payable by them during the period from April 1, 2016 to March 31, 2019.

Pursuant to a circular published by the SFC on March 25, 2019, the SFC decided to resume the collection of annual licensing fees at a concession rate from April 1, 2019 to March 31, 2021.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the SFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (“CPT”)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education program best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

The SFC has issued in March 2003 the Guidelines on Continuous Professional Training pursuant to section 399 of the SFO. Licensed individuals and relevant individuals of registered institutions are generally required to complete five CPT hours per calendar year for each regulated activity which they may carry out, except for Type 7 (providing automated trading services) regulated activity. Failure to comply with the guidelines on CPT may reflect adversely on the fitness and properness of a person to continue to carry on the regulated activity.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the SFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the SFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the SFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the SFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the SFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the SFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Maintenance of insurance against specified risks

Under section 116(3)(c)(ii) of the SFO, corporations that are licensed to carry on certain regulated activities are required, as a condition of their licenses, to take out and maintain insurance in the manner prescribed by the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong). In particular, before or at such time when the corporation becomes a Stock Exchange Participant and is licensed for Type 1 (dealing in securities) regulated activity, it should take out the required insurance under the relevant approved master policy for an insured amount of no less than HK$15,000,000 for the specified risks.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation:

•        payment of the prescribed fees to the SFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

•        keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

•        submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

•        exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

•        compliance with business conduct requirements under the Code of Conduct, the Internal Control Guidelines and other applicable codes and guidelines issued by the SFC.

Anti-Money Laundering And Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline.

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i) the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”).

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii) the Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it to represent the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii) the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

(iv) the United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v) the United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO”)

The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As of the date of this prospectus, there were more than 80 subsidiary legislations made under this ordinance relating to around 21 jurisdictions, including but not limited to Liberia, Libya, Afghanistan, Eritrea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi) the Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counterfinancing of terrorism statutory and regulatory requirements, and the anti-money laundering and counterfinancing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Supervision by the SFC

The SFC supervises licensed corporations and intermediaries operating in the market. The SFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the SFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the SFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

•        revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

•        revocation or suspension of the approval granted to a Responsible Officer;

•        public or private reprimand on a regulated person;

•        prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

•        prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the SFC may specify; and

•        pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Takeovers And Mergers

Financial advisers and independent financial advisers licensed by the SFC may act for Hong Kong listed issuers as regards transactions principally involving the Listing Rules, the GEM Listing Rules and the Takeovers Code.

In Hong Kong, any takeover, merger, privatization and share repurchase activities affecting public companies are regulated by the Takeovers Code which is issued by the SFC in consultation with the Takeovers and Mergers Panel. The primary purpose of the Takeovers Code is to afford fair treatment for shareholders who are affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code seeks to achieve fair treatment by requiring equality of treatment of shareholders, mandating disclosure of timely and adequate information to enable shareholders to make an informed decision as to the merits of an offer and ensuring that there is a fair and informed market in the shares of companies affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code also provides an orderly framework within which takeovers, mergers, privatizations and share buy-backs activities are to be conducted.

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the SFC or any delegate thereof (the ‘‘Executive’’) prior to the release thereof.

The roles and responsibilities of financial advisers and other professional advisers are of particular importance given the non-statutory nature of the Takeovers Code, and it is part of their responsibilities to use all reasonable efforts, subject to any relevant requirements of professional conduct, to ensure that their customers understand, and abide by, the requirements of the Takeovers Code, and to co-operate to that end by responding to inquiries from the Executive or any delegate thereof, the Takeovers and Mergers Panel or the Takeovers Appeal Committee.

The Stock Exchange

Apart from the SFC, the Stock Exchange also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. The Stock Exchange is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely the Stock Exchange and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of the Stock Exchange is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, the Stock Exchange (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

MANAGEMENT

Directors and Executive officers	Age	Position
Mr. Wai Ho Chan	40	Director, chairman of the Board
Mr. Sze Hon, Johnson Chen	40	Director, chief executive officer
Ms. Yau Ting Tai	42	Chief financial officer
Mr. Yiu Sing Chan	42	Independent Director nominee
Mr. Chi Wai Siu	39	Independent Director nominee
Ms. Ka Lee Lam	38	Independent Director nominee

Mr. Wai Ho Chan, aged 40 is our Director and chairman of the board. Mr. Chan is a co-founder of the Group. Mr. Chan also serves as a director of GFHL and GCL. Mr. Chan has more than 18 years of experience in investment banking and accounting industry. Prior to the establishment of our Group, Mr. Chan had worked in the corporate finance division of CCB International Capital Limited for about nine years from January 2008 to August 2016, with his last position as director of corporate finance. Prior to joining CCB International Capital Limited, Mr. Chan had worked as an auditor at international audit firms from September 2003 to December 2007. Mr. Chan is a Chartered Financial Analyst (“CFA”), a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and a fellow member of the Association of Chartered Certified Accountants (“FCCA”). Mr. Chan graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy in December 2003.

Mr. Sze Hon, Johnson Chen, aged 40, is our Director and chief executive officer. Mr. Chen also serves as a director of GFHL and GCL. Mr. Chen has more than 17 years of experience in investment banking and auditing services. Prior to the establishment of our Group, Mr. Chen had worked in the corporate finance division of Guotai Junan Capital Limited for more than 8 years from 2008 to 2016. Prior to joining Guotai Junan Capital Limited, Mr. Chen had worked as an auditor in KPMG from 2004 to 2007. Mr. Chen is a CFA, Certified Financial Risk Manager, a member of the HKICPA and American Institute of Certified Public Accountants (“AICPA”) and a FCCA. Mr. Chen graduated from the Faculty of Business Administration of the Chinese University of Hong Kong, with major in Professional Accountancy and minors in Economics and French Studies in 2004.

Ms. Yau Ting Tai, aged 42, is our chief financial officer. She joined us in September 2016 since our establishment and is primarily responsible for our accounting, financial and treasury management, internal control and compliance function. Prior to joining our Group, from February 2008 to March 2015, Ms. Tai served as the chief financial officer at Exceed Company Limited (a company listed on the Nasdaq) where she was mainly responsible for the accounting, financial management, internal control and investor relation. From November 2004 to February 2008, Ms. Tai worked as an auditor at Ernst & Young. Ms. Tai has been a member of the AICPA since August 2007 and a member of CPA Australia since April 2009. Ms. Tai graduated from the University of Toronto with a Bachelor’s degree in Applied Science in 2002 and a Master’s degree in Applied Science in 2004.

Mr. Yiu Sing Chan, aged 42, will be appointed as an independent Director and will be the chairman of the audit committee and will be a member of the compensation committee and nominating and corporate governance committee. Mr. Chan has over 15 years of experience in audit, investment, accounting and finance. He joined an international audit firm in February 2006 and was an audit manager of such audit firm until May 2012 prior to joining Best Pacific International Holdings Limited as chief financial officer since February 2013. Best Pacific International Holdings Limited was listed on the Stock Exchange (stock code: 2111) in May 2014, and Mr. Chan was appointed as chief financial officer and company secretary since January 2014 and as executive director since February 2021. Mr. Chan graduated from the University of New South Wales in Australia with a master’s degree in commerce in June 2005 and a bachelor’s degree in accounting and finance in October 2003. He has been a member of the HKICPA since September 2009.

Mr. Chi Wai Siu, aged 39, will be appointed as an independent Director and will be the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee. Mr. Siu has over 15 years of experience in investment banking, transaction advisory and valuation fields. From October 2015 to April 2008, Mr. Siu began his career as a financial analyst with Canada’s Ministry of Finance. Between September 2008 and December 2010, Mr. Siu worked as a Senior Analyst in GCA Professional Services Group, a financial advisory firm providing valuation, advisory, mining and mineral consultancy as well as corporate services. From December 2010 to December 2014, Mr. Siu worked as an Associate Director in the Investment Banking

Division at Daiwa Capital Markets Hong Kong Limited. From January 2015 to December 2015, Mr. Siu joined UBS AG as a director where he originated and executed public and private fundraising transactions. In January 2016, Mr. Siu founded and worked as the chief executive officer of Impressed Technology Limited, which operates an on-demand, door-to-door pickup and delivery dry cleaning and laundry online platform in Hong Kong. Since January 2021, Mr. Siu has re-joined GCA Professional Service Group as the chief executive officer. Mr. Siu graduated from the University of Toronto in commerce in 2005 and is a CFA and a member of AICPA.

Ms. Ka Lee Lam, aged 38, will be appointed as an independent Director and will be chairlady of the nominating and corporate governance committee, a member of the audit committee and compensation committee. Ms. Lam has over 10 years of experience in business management, investment banking and operation control. From June 2016 to September 2019, Ms. Lam served as an executive director of Huisheng International Holdings Limited (a company listed on the Stock Exchange with stock code: 01340). From June 2009 to October 2011, Ms. Lam worked in the operations department at Bank of America Merrill Lynch. From October 2011 to August 2012, Ms. Lam worked as an analyst at Barclays Capital Asia Ltd. From September 2012 to August 2016, Ms. Lam worked in the operations department at ABN AMRO Clearing Hong Kong Limited. Ms. Lam obtained a Bachelor of Business (Accounting) degree from Swinburne University of Technology in Australia in April 2008.

Family Relationships

Save for Ms. Yau Ting Tai being the spouse of Mr. Wai Ho Chan, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Hong Kong Labor Law and under other applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of 5 Directors, comprising 2 executive Directors and 3 independent Directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our Directors have a balanced mix of knowledge and skills. We have three independent Directors with different industry backgrounds, representing a majority of the members of our Board. We also achieved gender diversity by having one female independent Director out of the total of three independent Directors. Our Board is well balanced and diversified in alignment with the business development and strategy of our Group.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam and is chaired by Mr. Yiu Sing Chan. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Yiu Sing Chan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam and is chaired by Mr. Chi Wai Siu. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam and is chaired by Ms. Ka Lee Lam. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering and we will not be considered a “controlled company” under Nasdaq corporate governance rules.

Nonetheless, following the consummation of this offering, our directors, officers and principal shareholders will hold in aggregate approximately 63.02% or more of our Ordinary Shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company.

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Securities — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Compensation of Directors and Executive Officers

For the years ended December 31, 2021 and 2020, we paid an aggregate of HK$3,636,000 and HK$3,636,000, respectively, in cash (including salaries and mandatory provident fund) to our Directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2021 and 2020, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

As of December 31, 2021 and 2020, our Group had fund advance from our Directors for working capital purpose: (i) Wai Ho Chan of HK$4,961,934 and HK$1,961,934; and Sze Hon Johnson Chen of HK$5,941,366 and HK$3,941,366, respectively. The balance is unsecured and interest-free. All advance from our Directors will be repaid upon listing.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering
Directors	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and executive officers
Mr. Wai Ho Chan(2)	7,535,000	49.02%	7,535,000	36.77%
Mr. Sze Hon, Johnson Chen	5,251,500	35.01%	5,251,500	26.26%
Ms. Yau Ting Tai(2)	—	—	—	—
Mr. Yiu Sing Chan	—	—	—	—
Mr. Chi Wai Siu	—	—	—	—
Mr. Ka Lee Lam	—	—	—	—
Directors and executive officers as a group	12,786,500	84.03%	12,786,500	63.93%

5% principal shareholders:
Mr. Wai Ho Chan(2)	7,535,000	49.02%	7,535,000	36.77%
Mr. Sze Hon, Johnson Chen	5,251,500	35.01%	5,251.500	26.26%

____________

(1)      The business address for our directors and executive officers is at 3/F, 8 Wyndham Street, Central, Hong Kong.

(2)      Ms. Tai is the spouse of Mr. Chan

DESCRIPTION OF SECURITIES

We were incorporated as a BVI business company under the BVI Act, in the BVI on May 10, 2016 under the name “Magic Empire Global Limited.,” company no. 1913489. As of the date of this prospectus, we are authorized to issue a maximum of 300,000,000 Ordinary Shares, $0.0001 par value per share.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. At the completion of this offering, there will be 20,000,000 Ordinary Shares issued and outstanding.

Listing

We intend to apply to list our Ordinary Shares on the NASDAQ Capital Market under the symbol “MEGL” provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our amended and restated memorandum and articles of association do not provide for cumulative voting.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless the person transferring the Ordinary Shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

•        amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our Memorandum and Articles of Association, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our Memorandum and Articles of Association, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under BVI Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Representative’s Warrants

We have agreed to issue to the representative and to register herein warrants to purchase up to Ordinary Shares equal to ten per cent (10%) of the Ordinary Shares sold in this offering, inclusive of the over-allotment option to purchase additional Ordinary Shares, and to also register herein such warrants and underlying Ordinary Shares. The warrants will be exercised at any time, and from time to time, in whole or in part, in cash or via cashless exercise, and will be exercisable for five (5) years from the commencement of sales of the public offering. The warrants are exercisable at a per share price of 150% of the offering price of the Ordinary Shares offered hereby.

The representative’s warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of the commencement of sales of the offering in accordance with FINRA Rule 5110(e)(1), except that (i) they may be transferred, in whole or in part, to any member participating in the offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the 180-day lock-up period, (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the for the remainder of the 180-day lock-up period, (iii) they may be transferred back to the issuer in a transaction exempt from registration with the SEC, or other exceptions as provided under FIRNA Rule 5110(e)(2). The representative’s warrants may be exercised as to all or a lesser number of Ordinary Shares and will provide for cashless exercise. We have registered the warrants and the Ordinary Shares underlying the representative’s warrants in this offering. We have granted the representative an additional demand registration right at the warrant holder’s expense and unlimited “piggyback” registration rights at our expense for a period of five years from the commencement of sales of this offering.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Part IX of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the dates of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

•        Prejudiced members:    A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

•        Derivative actions:    Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it. We would normally expect BVI courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of Directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

•        Just and equitable winding up:    In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting either. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute and our memorandum and articles of association do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have 20,000,000 outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 5,000,000 Ordinary Shares will be publicly held by investors participating in this offering, and Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a saler may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Ordinary Shares then outstanding, which will equal approximately 200,000 Ordinary Shares immediately after the closing of this offering based on the number of Ordinary Shares outstanding as of December 31, 2021; or

•        the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of Network 1 Financial Securities, Inc. See “Underwriting.”

Four other shareholders, each holding less than 5% of our Ordinary Shares issued and outstanding prior to this offering and collectively holding 2,395,500 Ordinary Shares, have agreed, subject to limited exceptions, not to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 90 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of Network 1 Financial Securities, Inc. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transfers of property to or by our Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to this offering and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Ordinary Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest and other amounts paid by us in respect of our shares to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any of our shares, debt obligations or other securities. All instruments relating to transactions in respect of our shares, debt obligations or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in BVI dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

BVI Taxation

The BVI currently levies no taxes on individuals or corporations who are not persons resident in the BVI based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the BVI except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the British Virgin Islands. The BVI is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the BVI.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Network 1 Financial Securities, Inc., as representative of the underwriters, or the representative, in this offering. The representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Network 1 Financial Securities, Inc.	5,000,000

The underwriters are committed to purchase all the ordinary shares offered by this prospectus if they purchase any ordinary shares. The underwriters are not obligated to purchase the ordinary shares covered by the underwriter’s over-allotment option to purchase ordinary shares as described below. The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase up to an aggregate of additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering), at the offering price per ordinary shares less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of closing of this offering solely to cover sales of ordinary shares by the underwriters in excess of the total number of ordinary shares set forth in the table above. If any of the additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares at $   per ordinary share, the offering price of each ordinary share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 7% of the initial public offering price for the investors introduced by the underwriters, and 5% for the investors introduced by us.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the representative’s over-allotment option.

We have agreed to reimburse the representative up to a maximum of $150,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). As of the date of this prospectus, we have paid $80,000 to the representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $            .

The underwriters intend to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Representative’s Warrants

We have agreed to issue to the representative and to register herein warrants to purchase up to Ordinary Shares equal to ten per cent (10%) of the Ordinary Shares sold in this offering, inclusive of the over-allotment option to purchase additional Ordinary Shares, and to also register herein such warrants and underlying Ordinary Shares. The warrants will be exercised at any time, and from time to time, in whole or in part, in cash or via cashless exercise, and will be exercisable for five (5) years from the commencement of sales of the public offering. The warrants are exercisable at a per share price of 150% of the offering price of the Ordinary Shares offered hereby.

The representative’s warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of the commencement of sales of the offering in accordance with FINRA Rule 5110(e)(1), except that (i) they may be transferred, in whole or in part, to any member participating in the offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the 180-day lock-up period, (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the for the remainder of the 180-day lock-up period, (iii) they may be transferred back to the issuer in a transaction exempt from registration with the SEC, or other exceptions as provided under FIRNA Rule 5110(e)(2). The representative’s warrants may be exercised as to all or a lesser number of Ordinary Shares and will provide for cashless exercise. We have registered the warrants and the Ordinary Shares underlying the representative’s warrants in this offering. We have granted the representative an additional demand registration right at the warrant holder’s expense and unlimited “piggyback” registration rights at our expense for a period of five years from the commencement of sales of this offering.

Success Fees

The Company agrees to pay the representative a success fee in the event that, at any time prior to the second (2nd) anniversary of the completion of this offering, the Company or any of its affiliates shall enter into any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) with any party directly introduced to the Company by the representative during this offering and the aforementioned time period. The success fee shall equal 1% of the consideration or value received by the Company and/or its stockholders, payable at the closing thereof.

Lock-Up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our ordinary shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of 180 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of the representative.

Four other shareholders, each holding less than 5% of our Ordinary Shares issued and outstanding prior to this offering and collectively holding 2,395,500 Ordinary Shares, have agreed, subject to limited exceptions, not to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 90 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of Network 1 Financial Securities, Inc. See “Underwriting.”

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the effective date of registration statement of which this prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our ordinary shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to apply to have our ordinary shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “MEGL.” We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of ordinary shares in this offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed. We do not intend to apply to list the representative’s warrants on any security exchange.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the ordinary shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or delaying a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the BVI for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (as amended) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the BVI.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$4,914
The Nasdaq Capital Market listing fee	5,000
FINRA filing fee	*
Printing and engraving expenses	24,000
Legal fees and expenses	376,000
Accounting fees and expenses	35,000
Transfer agent and registrar fee and expenses	*
Miscellaneous	*
Total	*

____________

*        To be completed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities and to certain Hong Kong laws. The validity of our shares underlying our Ordinary Shares and certain other matters of BVI law will be passed upon for us by Ogier. Network 1 Financial Securities, Inc., the representative of the underwriters, is being represented by Ortoli Rosenstadt LLP in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of Friedman LLP is One Liberty Plaza, 165 Broadway, 21st Floor, New York, New York 10006.

ENFORCEMENT OF LIABILITIES

We are incorporated under the laws of the BVI as an BVI business company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, BVI companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

BVI

Ogier, our counsel to the laws of the BVI have advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier that the United States and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. We have also been advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (1) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) entertain original actions brought against us or other persons predicated upon the Securities Act.

Anti-money laundering

In order comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation of the BVI, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at www.giraffecap.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

MAGIC EMPIRE GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Empire Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Empire Global Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2021.

New York, New York

April 8, 2022

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
ASSETS
Current assets:
Cash	7,878,960	11,686,838	1,498,389
Accounts receivable	2,774,359	5,180,709	664,228
Deferred initial public offering (“IPO”) cost	—	1,870,775	239,855
Deposits and prepayments	1,367,864	1,053,270	135,042
Tax recoverable	1,290,587	—	—
Total current assets	13,311,770	19,791,592	2,537,514

Non-current assets:
Property and equipment, net	757,729	62,683	8,037
Right-of-use assets	2,271,145	5,448,971	698,622
Deferred tax assets	—	391,820	50,235
Total non-current assets	3,028,874	5,903,474	756,894
Total assets	16,340,644	25,695,066	3,294,408

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	834,609	326,846	41,905
Other payables – related parties	5,903,300	10,903,300	1,397,931
Contract liabilities	3,284,218	3,250,604	416,765
Operating lease liabilities	2,388,278	1,812,018	232,322
Taxes payables	—	242,393	31,078
Total current liabilities	12,410,405	16,535,161	2,120,001

Non-current liabilities:
Operating lease liabilities	—	3,651,042	468,106
Total non-current liabilities	—	3,651,042	468,106
Total liabilities	12,410,405	20,186,203	2,588,107

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 300,000,000 shares authorized, and 15,000,000 shares outstanding as of December 31, 2020 and 2021, respectively*	11,700	11,700	1,500
Retained earnings	3,918,539	5,497,163	704,801
Total shareholders’ equity	3,930,239	5,508,863	706,301
Total liabilities and shareholders’ equity	16,340,644	25,695,066	3,294,408

____________

*        Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
REVENUE	20,416,780	16,870,748	2,163,027

OPERATING EXPENSES:
Selling, general and administrative expenses	(16,553,262)	(15,140,959)	(1,941,248)
Total operating expenses	(16,553,262)	(15,140,959)	(1,941,248)

INCOME FROM OPERATIONS	3,863,518	1,729,789	221,779

OTHER INCOME (EXPENSE)
Interest income	209,293	1,219	156
Other income	753,518	—	—
Other expenses	(195,193)	(82,200)	(10,539)
Total other income (expense), net	767,618	(80,981)	(10,383)

INCOME BEFORE INCOME TAXES	4,631,136	1,648,808	211,396
INCOME TAXES EXPENSES	(431,511)	(70,184)	(8,998)
NET INCOME	4,199,625	1,578,624	202,398

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	15,000,000	15,000,000	15,000,000
EARNINGS PER SHARE
Basic and diluted*	0.28	0.11	0.01

____________

*        Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Retained earnings	Total
	Shares*	Amount
		HK$	HK$	HK$
BALANCE, January 1, 2020	15,000,000	11,700	3,468,914	3,480,614
Net income	—	—	4,199,625	4,199,625
Dividend distribution	—	—	(3,750,000)	(3,750,000)
BALANCE, December 31, 2020	15,000,000	11,700	3,918,539	3,930,239
Net income	—	—	1,578,624	1,578,624
BALANCE, December 31, 2021	15,000,000	11,700	5,497,163	5,508,863

		US$	US$	US$
BALANCE, December 31, 2021	15,000,000	1,500	704,801	706,301

____________

*            Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,199,625	1,578,624	202,398
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	744,912	695,046	89,113
Amortization of right-of-use asset	2,595,595	2,350,116	301,312
Interest of lease liabilities	195,193	82,200	10,539
Deferred tax benefit	—	(391,820)	(50,235)
Change in operating assets and liabilities
Accounts receivable	(683,370)	(2,406,350)	(308,522)
Deposits and prepayments	7,000	314,594	40,335
Tax recoverable	(1,290,587)	1,290,587	165,468
Accruals and other payables	(933,434)	(507,763)	(65,102)
Contract liabilities	(813,167)	(33,614)	(4,311)
Operating lease liabilities	(2,797,080)	(2,535,360)	(325,063)
Taxes payable	(5,211,905)	242,393	31,078
Net cash (used in) provided by operating activities	(3,987,218)	678,653	87,010

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred IPO cost	—	(1,870,775)	(239,855)
Dividend distribution	(3,750,000)	—	—
Other payables – related parties	(50,000)	5,000,000	641,059
Net cash (used in) provided by financing activities	(3,800,000)	3,129,225	401,204

NET CHANGE IN CASH	(7,787,218)	3,807,878	488,214
CASH AT BEGINNING OF YEAR	15,666,178	7,878,960	1,010,175
CASH AT END OF YEAR	7,878,960	11,686,838	1,498,389

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	6,943,003	—	—
Cash received from tax refund	—	1,070,976	137,312
Cash paid for interest	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	5,527,942	708,747

The accompanying notes are an integral part of these consolidated financial statements.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND BUSINESS OVERVIEW

Magic Empire Global Limited (“ME” or the “Company”) is a limited liability company incorporated in British Virgin Islands on May 10, 2016. The Company’s registered office is located at the office of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal place of business is situated at 3/F, 8 Wyndham Street, Central, Hong Kong.

The Company and its subsidiaries (collectively referred to as the “Group”) provide financial services in Hong Kong which principally engages in the provision of corporate finance advisory services and underwriting services.

During the years ended December 31, 2021 and 2020, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activity
Giraffe Financial Holdings Limited (“GFHL”)	Hong Kong June 24, 2016	HK$10,000	100% owned by ME	Investment holding
Giraffe Capital Limited (“GCL”)	Hong Kong June 28, 2016	HK$10,000,000	100% owned by GHFL	Providing advisory services for the company to be listed in the public offerings and advising companies on corporate finance

The Group is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services and underwriting services. The service offerings mainly comprise the following:

Initial Public Offering (“IPO”) sponsorship services: The Group acts as sponsors to companies pursuing listing on the Main Board (the “Main Board”) of the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and GEM (formerly known as Growth Enterprise Market) of the Stock Exchange advising and guiding them throughout the listing process in return for sponsor’s fee.

Independent financial advisory (“IFA”) services: The Group acts as an independent financial advisor to give opinions or recommendations to the independent board committee and independent shareholders of the listed companies, in return for advisory fee.

Financial advisory (“FA”) services: The Group acts as a financial advisor (a) to clients to advise them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework including the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (b) to clients pursuing listing on other stock exchange.

Compliance advisory (“CA”) services: The Group acts as a compliance advisor to the listed companies on the Main Board or GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

Underwriting services: The Group provides underwriting services by acting as a global coordinator, a bookrunner, a lead manager or an underwriter for the listing applicants in IPOs, in return for underwriting commission income.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent Business Development

The Group is seeking financing through public offering by the sales of 5,000,000 ordinary shares at an assumed public offering price between US$4.00 and US$5.00. The gross proceeds from the offering is anticipated be between US$20,000,000 and US$25,000,000 before deducting any underwriter discounts or offering expenses. The offering is being conducted on a firm commitment basis by Network 1 Financial Securities, Inc.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation

The Group uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong is HK$, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7996, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of property and equipment, and interest rate of lease. Actual results may differ from these estimates.

Cash

Cash mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of December 31, 2021 and 2020, the Group did not have any cash equivalents. The Group maintains bank accounts in Hong Kong.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s doubtful accounts. The group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2021 and 2020, the allowance for doubtful accounts was nil.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2021 and 2020, management believes that the Company’s prepayments and deposits are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	1 – 3 years
Furniture and fixtures	3 years
Leasehold improvements	Over the shorter of the lease term or estimated useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2021 and 2020, no impairment of long-lived assets was recognized.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities represent the upfront payments received upon signing of the contract for initial public offering/independent financial advisory/financial advisory services and advances from clients related to compliance advisory services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The lease standard provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2021 and 2020, the Group did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying amounts of cash, accounts receivable, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services and underwriting services. The service offerings mainly comprise the following:

The Group’s principal revenue stream includes:

1.      IPO sponsorship services:    The Group acts as sponsors to companies pursuing listing on the Main Board of the Stock Exchange and GEM of the Stock Exchange advising and guiding them throughout the listing process in return for sponsor’s fee.

The Group enters into a distinct contract with its clients for the provision of IPO sponsorship services. The revenues generated from IPO sponsorship services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The IPO sponsorship services include assisting the client to engage different professional parties for its IPO, carrying out due diligence, preparation of and reviewing prospectus and other submission documents including accountants’ report, legal opinions and profit and cash flow forecast memorandum, assessing the suitability of listing of the client, and advising on reorganisation, assisting in preparation of roadshow materials and attending hearing for the listing application. There are generally three performance obligations for IPO sponsorship services while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

The Group allocates the transaction price to each performance obligation based on the best estimate of relative standalone selling price for each performance obligation identified in the contract. The Group utilises key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, market conditions, project complexity, customer demographics and the estimated costs. Generally, the standalone selling prices for

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

each performance obligation of the Group’s IPO sponsorship services are reasonably consistent across customers (that is, not highly variable), standalone selling price estimates are derived from considering the Group’s pricing history and expected cost plus a margin approach.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes the stage of submission of listing application as the first performance obligation and recognises the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. For projects which the Group receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognises revenue from the upfront payment at the lapse of contract.

For service fee received upon attending the listing hearing of the Stock Exchange for the listing application, which is distinct and regarded as the second performance obligation by the Group, revenue are recognized by the Group at the date the hearing is held and the Group has an enforceable right to payment for such performance.

For service fee received upon listing, which is the third performance obligation of IPO sponsorship services, revenue is recognized upon completion of the IPO, which is evidenced by listing of the clients on the Stock Exchange.

2.      IFA services:    The Group acts as an independent financial advisor to give opinions or recommendations to the independent board committee and independent shareholders of the listed companies, in return for advisory fee.

The Group enters a distinct contract with its clients for the provision of IFA services. The Group’s IFA services include (i) conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions; (ii) issuing our opinion, in the form of an IFA letter, to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (iii) obtaining the necessary clearance in relation to our opinion letters from the Stock Exchange and/or the SFC.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the IFA services involve a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes that the IFA services to be accounted for as a single performance obligation. The entire transaction prices of IFA services are allocated to a single performance obligation and the fees received upon signing the contract and upon issuance of circular which contains IFA letter, is recognized at the point the issue of circular on the Stock Exchange because it is the time that the scope of work for acting as an IFA such as carrying out due diligence, preparation of IFA letter to independent board committee and independent shareholders, and replying to queries from the Stock Exchange and/or the SFC are completed. For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

3.      FA services:    The Group acts as a financial advisor (i) to clients to advise them on the terms and structures of the proposed transactions, and the relevant implications and compliance matters under the Hong Kong regulatory framework including the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (ii) to clients pursuing listing on other stock exchange.

The Group enters a distinct contract with its clients for the provision of FA services. The scope of work under FA services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task. Therefore, the entire transaction prices of FA services are generally allocated to a single performance obligation.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) at the time of completion; or (b) lapse of the FA contract.

For FA services to clients pursuing listing on other stock exchange, the Group enters into a distinct contract with its clients. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The FA services include assisting the client to engage different professional parties for its listing exercise, advising on reorganisation, financial reporting, internal control and legal and compliance, advising on the market position of the client, coordinating roadshow and marketing activities. There are generally two performance obligations while fee is paid by the Group’s clients by instalments subject to each milestone being achieved as stated in the contract.

The entire service fee from clients are non-refundable and the Group is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the Group’s clients cannot benefit from any standalone task, the Group concludes the stage of submission of listing application as the first performance obligation and recognises the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. For projects which the Group receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognises revenue from the upfront payment at the lapse of contract.

For service fee received upon listing, which is the second performance obligation, revenue is recognized upon completion of the FA service, which is evidenced by listing of the clients.

4.      CA services:    The Group acts as a compliance advisor to the listed companies on the Main Board or GEM and advise them on post-listing compliance matters in return for compliance advisory fee.

The Group enters a distinct contract with its clients for the provision of CA services. The Group concludes that each monthly CA service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Group concludes that the monthly CA services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, the Group recognizes revenues from CA services on a monthly basis when it satisfies its performance obligations throughout the contract terms. There is no contract asset that the Group has right to consideration in exchange for its CA services that the Group has transferred to its clients. Such right is not conditional on something other than the passage of time.

5.      Underwriting services:    The Group provides underwriting services by acting as a global coordinator, a bookrunner, a lead manager or an underwriter for the listing applicants in IPOs, in return for underwriting commission income.

The Group enters a distinct underwriting agreement with its clients for the provision of underwriting services. The underwriting service is distinct and is identified as one performance obligation. As stipulated in the underwriting agreement, the Company will charge an underwriting income based on certain percentage of the funds raised in the transaction, either IPO or other fundraising activities.

Revenue from providing underwriting services to clients is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO, i.e., listing of the clients on the Stock Exchange, or the completion of a placement.

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Revenue:
IPO Sponsorship services	10,720,000	6,775,000	868,634
FA and IFA services	1,666,900	4,927,550	631,770
CA services	6,479,040	5,168,198	662,623
Underwriting services	1,550,840	—	—
	20,416,780	16,870,748	2,163,027

Revenue disaggregated by timing of revenue recognition for 2021 and 2020 is disclosed in the table below:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Point in time	13,937,740	11,702,550	1,500,404
Over time	6,479,040	5,168,198	662,623
	20,416,780	16,870,748	2,163,027

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of December 31, 2021 and 2020, all contracts of the Group were with an original expected duration within one year.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

In 2020, the Group successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in two tranches: (i) the first tranche of subsidies were used for paying

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

wages of employees from June to August 2020; and (ii) the second tranche for paying wages of employees from September to November 2020. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government.

For the year ended December 31, 2020, the Group recognized government grants of HK$702,000, net in the consolidated statements of income. As confirmed by the ESS, the post-funding audit of GCL’s application has been completed and GCL is not required to return any subsidiary or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. No such government grant was incurred in 2021.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,846).

During the years ended December 31, 2021 and 2020, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$421,292 (US$54,015) and HK$527,539, respectively.

Income tax

ME is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by ME and the Company’s subsidiary in Hong Kong, GCL and GFHL, to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

GCL and GFHL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,106) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of HK$11,686,838 (US$1,498,389) was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the Hong Kong Deposit Protection Board.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the years ended December 31,		For the years ended December 31,		For the years ended December 31,
	2020	2020	2021	2021	2021	2021
	HK$		HK$		US$
Customer A	6,625,679	32.5%	—	—	—	—
Customer B	3,470,000	17.0%	—	—	—	—
Customer C	2,750,000	13.5%	2,175,000	12.9%	278,860	12.9%
Customer D	—	—	2,950,000	17.5%	378,225	17.5%
	12,845,679	63.0%	5,125,000	30.4%	657,085	30.4%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	For the years ended December 31,		For the years ended December 31,		For the years ended December 31,
	2020	2020	2021	2021	2021	2021
	HK$		HK$		US$
Customer A	1,247,168	45.0%	—	—	—	—
Customer B	—	—	1,385,893	26.8%	177,688	26.8%
Customer C	—	—	800,000	15.4%	102,569	15.4%
Customer D	—	—	750,000	14.5%	96,159	14.5%
	1,247,168	45.0%	2,935,893	56.7%	376,416	56.7%

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars (US$). As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Recent Accounting Pronouncements

New accounting standards which have not yet been adopted

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Group has not early adopted this update and it will become effective on January 1, 2023. The Group is still evaluating the impact of accounting standard of credit losses on the Group’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

3.      DEPOSITS AND PREPAYMENTS

Deposits and prepayments consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Prepaid rent	233,090	170,335	21,839
Prepaid building management fee	25,819	25,774	3,305
Prepaid governmental rent and rates	66,619	61,500	7,885
Rental deposit	932,360	681,340	87,356
Deposit on building management fee	98,976	103,321	13,247
Others	11,000	11,000	1,410
Total	1,367,864	1,053,270	135,042

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Leasehold improvement	1,758,217	1,758,217	225,424
Furniture and fixtures	292,724	292,724	37,531
Office equipment	108,995	108,995	13,974
Total	2,159,936	2,159,936	276,929
Less: Accumulated depreciation	1,402,207	2,097,253	268,892
Net book value	757,729	62,683	8,037

Depreciation expenses recognized for the years ended December 31, 2021 and 2020 were HK$695,046 (US$89,113) and HK$744,912, respectively.

5.      RIGHT-OF-USE ASSETS AND OPEARTING LEASE LIABILITIES

As of December 31, 2021, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Central, Hong Kong	3 years from November 16, 2021 to November 15, 2024

(a)     Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Right-of-use assets	2,271,145	5,448,971	698,622

Operating lease liabilities
Current	2,388,278	1,812,018	232,322
Non-current	—	3,651,042	468,106
	2,388,278	5,463,060	700,428

(b)    A summary of lease cost recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Amortization charge of right-of-use assets	2,595,595	2,350,116	301,312
ROU assets obtained in exchange for operating lease liabilities	—	5,527,942	708,747
Interest of lease liabilities	195,193	82,200	10,539
Cash paid for operating leases	2,797,080	2,535,360	325,063

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.      RIGHT-OF-USE ASSETS AND OPEARTING LEASE LIABILITIES (cont.)

(c)     The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of December 31, 2021:

	Twelve months ended December 31,
	HK$	US$
2022	2,044,020	262,067
2023	2,044,020	262,067
2024	1,788,518	229,309
Total future lease payments	5,876,558	753,443
Less: imputed interest	(413,498)	(53,015)
Present value of lease obligation	5,463,060	700,428

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2021 was 5%.

6.      ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Accrued bonus	543,800	—	—
Accrued professional fee	42,000	40,000	5,128
Accrued staff reimbursement	246,153	9,816	1,259
Accrued IPO expenses	—	274,552	35,200
Other accrued expenses	2,656	2,478	318
Total	834,609	326,846	41,905

7.      RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance from related parties:

	Relationship with the Group	As of December 31,
		2020	2021	2021
		HK$	HK$	US$
Chan Wai Ho	Director	1,961,934	4,961,934	636,178
Chen Sze Hon Johnson	Director	3,941,366	5,941,366	761,753
Total		5,903,300	10,903,300	1,397,931

Balances represented the funds advanced by the Chairman and Chief Executive Officer (“CEO”), who are also the directors of the Company, for working capital purpose. The Chairman and CEO agreed not to demand the repayment of these dues until the Company’s working capital becomes sufficient. The balance is unsecured and interest-free.

8.      CONTRACT LIABILITIES

The Group’s contract liabilities include the upfront payments received upon signing of the contract for IPO/IFA/FA services and advances from clients related to CA services on the Group’s consolidated balance sheets. These payments are non-refundable are recognized as revenue as the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one year.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.      CONTRACT LIABILITIES (cont.)

As of December 31, 2021 and 2020, the contract liabilities were comprised of the following:

	As of December 31,
	2020	2021	2021
	HK$	HK$	US$
Contract liabilities	2,500,000	2,450,000	314,118
Advance from customers	784,218	800,604	102,647
Total	3,284,218	3,250,604	416,765

9.      INCOME TAX

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Group’s Hong Kong subsidiaries, including GFHL and GCL, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

(a)     Taxation in the statement of income represents:

	2020	2021	2021
	HK$	HK$	US$
Hong Kong profits tax provision for the year:
Current	431,511	462,004	59,233
Deferred	—	(391,820)	(50,235)
	431,511	70,184	8,998

(b)    The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	2020	2021
Hong Kong statutory income tax rate	16.5%	16.5%
Preferential tax rate in Hong Kong	(3.6)%	(10.0)%
Expenses not deductible for tax	0.1%	0.8%
Permanent difference*	(3.7)%	(3.1)%
Effective tax rate	9.3%	4.2%
________
* Mainly represents non-taxable income due to governmental grants and other immaterial non-taxable interest.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.      INCOME TAX (cont.)

(c)     Deferred tax:

Significant components of the deferred tax assets (liabilities) are presented below:

	2020	2021	2021
	HK$	HK$	US$
Deferred tax assets:
Net operating loss carryforwards	—	391,820	50,235
	—	391,820	50,235

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized.

As of December 31, 2021 and 2020, the Group had taxes payables of HK$242,393 (US$31,078) and tax recoverable of HK$1,290,587 for the overpayment of provisional taxes, which are refundable, respectively.

10.    OTHER INCOME

	For the years ended December 31,
	2020	2021	2021
	HK$	HK$	US$
Government grant	702,000	—	—
Sundry income	51,518	—	—
Total	753,518	—	—

11.    ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on May 10, 2016. The authorized number of ordinary shares was 50,000 shares with a par value of US$1.0.

On July 14, 2021, the shareholders of the Company resolved to create an additional 300,000,000 of the authorized ordinary shares with a par value of US$0.0001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on July 15, 2021, the Company newly issued 15,000,000 ordinary shares with a par value of US$0.0001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 100 of the outstanding ordinary shares with a par value of US$1.0 issued and outstanding as of December 31, 2020 as well as cancelled 50,000 of the authorized ordinary shares with a par value of US$1.0.

The Company considered the above transactions as a 150,000-for-1 split of its ordinary shares and deemed the cancellation of 100 original ordinary shares with par value of US$1.0 and the new issuance of 15,000,000 ordinary shares with par value of US$0.0001 were part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the share split.

12.    DIVIDEND

On December 1, 2020, the Company’s board of directors approved and declared HK$3,750,000 to its shareholders. This amount was paid in full on December 31, 2020. The dividend per share was HK$0.25.

MAGIC EMPIRE GLOBAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    COMMITMENTS AND CONTINGENCIES

Impact of COVID-19

Beginning in January 2020, the outbreak of COVID-19 has severely impacted Hong Kong and the rest of the world and has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The Group’s business and operations have been affected as a result, including implementation of temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. In particular, the Group’s businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong and the Group experienced delay in some of its projects.

The Group has gradually resumed normal operations since 2021. Many of the quarantine measures within Hong Kong have been relaxed in the first quarter in 2021. However, if the situation materially deteriorates in Hong Kong, China or elsewhere in the world, the Group’s business, results of operations and financial condition could be materially and adversely affected. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

14.    SUBSEQUENT EVENTS

On February 7, 2022, the Company’s board of directors approved and declared a dividend of HK$4,000,000 (US$512,847) payable to its shareholders. This amount was paid in full on February 17, 2022. The dividend per share was HK$0.27 (US$0.03).

The Group evaluated all events and transactions that occurred after December 31, 2021 up through the date the Group issued the consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

Magic Empire Global Limited

Ordinary Shares

______________________

PROSPECTUS

______________________

Network 1 Financial Securities, Inc.

            , 2022

Until and including             , 2022 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2022

Magic Empire Global Limited

Ordinary Shares

This prospectus relates to the resale of 2,395,500 shares of our Ordinary Shares by the selling shareholders named in this prospectus.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MEGL”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” .

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2022

THE OFFERING

Ordinary Shares offered by us:	0 Ordinary Shares
Ordinary Shares offered by the selling shareholders	2,395,500 Ordinary Shares
Ordinary Shares outstanding before the offering:	15,000,000 Ordinary Shares
Ordinary Shares to be outstanding after the offering:	20,000,000 Ordinary Shares(1)
Use of proceeds:	We will not receive any of the proceeds from the sale of the Ordinary Shares by the selling shareholders named in this prospectus.

____________

(1)      Assumes no issuance by us of our Ordinary Shares pursuant to the public offering prospectus filed contemporaneously herewith.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Ordinary Shares by the selling shareholders.

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SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholders, the number of shares of Ordinary Share owned by each selling shareholder immediately prior to the date of this prospectus and the number of shares to be offered by the selling shareholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our Ordinary Shares by the Selling shareholder as adjusted to reflect the assumed sale of all of the shares offered under this prospectus.

Percentage of beneficial ownership before this offering is based on [*] shares of our Ordinary Shares outstanding as [*]. Beneficial ownership is based on information furnished by the selling shareholders. Unless otherwise indicated and subject to community property laws where applicable, the selling shareholder named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by him.

None of the selling shareholders has had any position, office or other material relationship within past three years with the Company. None of the selling shareholders is a broker dealer or an affiliate of a broker dealer. None of the selling shareholders has an agreement or understanding to distribute any of the shares being registered. Each selling shareholder may offer for sale from time to time any or all of the shares, subject to the lock up agreements described in the “Plan of Distribution.” The table below assumes that the selling shareholders will sell all of the shares offered for sale hereby. A selling shareholder is under no obligation to sell any shares pursuant to this prospectus.

Name of Selling Shareholder	Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold	Number of Shares owned After Offering	Percentage Ownership After Offering
Ka Wing Cheng	748,500	748,500	—	—
Kim Sun Chan	748,500	748,500	—	—
Guojin Hui	748,500	748,500	—	—
OP China Investment Opportunities Fund SP	150,000	150,000	—	—

Note: Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our Ordinary Shares, or convertible or exercisable into shares of our Ordinary Shares within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

Lock-up Agreements

The selling shareholders have agreed, subject to limited exceptions, not to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 90 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of Network 1 Financial Securities, Inc.

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SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, beginning on the 91st day after the effective date of registration statement of which this prospectus forms a part, sell any or all of their Ordinary Shares being offered under this prospectus on any stock exchange, market or trading facility on which our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when disposing of Ordinary Shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the Ordinary Shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a selling shareholder, rather than under this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other person. Furthermore, under Regulation M, persons engaged

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in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Rule 2710 requires members firms to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a Selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•        it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•        the complete details of how the selling shareholders’ shares are and will be held, including location of the particular accounts;

•        whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•        in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any Selling shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

If any of the Ordinary Share offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling shareholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the selling shareholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

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LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities. The validity of our shares underlying our Ordinary Shares and certain other matters of BVI law will be passed upon for us by Ogier. Network 1 Financial Securities, Inc., the representative of the underwriters, is being represented by Ortoli Rosenstadt LLP in connection with this offering.

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Magic Empire Global Limited

Ordinary Shares

______________________

PROSPECTUS

______________________

            , 2022

Until and including             , 2022 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering Memorandum and Articles of Association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have entered into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities

None.

Item 8. Exhibits and Financial Statement Schedules

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1	Certificate of Amendment dated July 14, 2021 and Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1	Specimen Certificate evidencing Ordinary Shares
4.2*	Form of Underwriters’ Warrant
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered and certain British Virgin Islands tax matters
8.1*	Opinion of Ogier regarding certain British Virgin Island tax matters (included in Exhibit 5.1)
10.1*	Form of Indemnification Agreement by and between the registrant and its officers and directors
10.2*	Form of Director Agreement by and between the registrant and its officers and directors
10.3*	Form of Independent Director Agreement by and between the registrant and its independent directors
10.4	Office Lease Contract, by and between Ease Gain Development Limited and Giraffe Capital Limited, dated as of October 4, 2018
21.1	List of Subsidiaries
23.1*	Consent of Friedman LLP, an independent registered public accounting firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3	Consent of Loeb & Loeb LLP
24.1*	Power of Attorney (included on signature page)
99.1	Code of Business Conduct and Ethics
99.2	Audit Committee Charter
99.3	Compensation Committee Charter
99.4	Nomination Committee Charter

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*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [*], on           , 2022.

MAGIC EMPIRE GLOBAL LIMITED
By:
Name: Sze Hon, Johnson Chen
Title: Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman of the Board	, 2022
Wai Ho Chan
	Chief Executive Officer	, 2022
Sze Hon, Johnson Chen
	Chief Financial officer	, 2022
Yau Ting Tai	(Principal Accounting and Financial Officer)
	Director	, 2022
Yiu Sing Chan
	Director	, 2022
Chi Wai Siu
	Director	, 2022
Ka Lee Lam

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Magic Empire Global Limited has signed this registration statement or amendment thereto in [*] on         , 2022.

Cogency Global Inc.
By:
Name: Colleen A. De Vries
Title: Senior Vice President